UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 11, 2008 with respect to the Registrant’s results of operations for the quarter ended June 30, 2008.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2008.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2008.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended June 30, 2008.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2008.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries with respect to the quarter ended June 30, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: August 11, 2008.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 11, 2008.

2.	Registrant’s management discussion.

3.	Registrant’s unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

6.	Unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries.

Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Second Quarter and Six Months
Announces Intention for Public Placement of Debentures
Announces Israeli Antitrust Authority Approval for Carmel Transaction

Hadera, Israel, August 11, 2008 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the second quarter and first six months ended June 30, 2008. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

As a result of the transition to reporting according to IFRS standards, the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding period last year and for the year ended December 31, 2007 according to IFRS.

Aggregate sales amounted to NIS 1,618.6 million during the reported period (six month period- January-June 2008), as compared with NIS 1,492.8 million in the corresponding period last year.

Aggregate sales in the second quarter this year amounted to NIS 771.0 million, as compared with NIS 740.0 million in the corresponding period last year, and as compared with NIS 847.6 million in the first quarter of the year.

Aggregate operating profit totaled NIS 111.3 million during the reported period, as compared with NIS 70.7 million in the corresponding period last year. The significant improvement in the aggregate operating profit is attributed to the performance improvement in Israel on the one hand, coupled with the continuing trend of lowering the operating loss in Turkey on the other hand.

Aggregate operating profit totaled NIS 51.5 million in the second quarter of the year, as compared with NIS 41.7 million in the corresponding quarter last year, and as compared with NIS 59.8 million in the first quarter of the year.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Containers Systems Ltd. (“Carmel”)

Consolidated sales during the reported period amounted to NIS 275.8 million and were similar to the sales in the reported period last year that amounted to approximately NIS 277.8 million.

Operating profit totaled NIS 30.1 million during the reported period, as compared with NIS 30.4 million in the corresponding period last year.

Net profit totaled NIS 39.3 million during the reported period, as compared with net profit of NIS 6.3 million in the corresponding period last year. Net profit was affected by the improvement in the Group’s profitability in Israel, coupled with the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR).

Net profit for the second quarter this year amounted to NIS 18.0 million, as compared with a net profit of NIS 10.2 million in the corresponding quarter last year. The net profit in the second quarter last year appears net of our share (49.9%) in the amortization of the tax asset in Turkey (KCTR) in the sum of NIS 6.0 million.

Basic earnings per share amounted to NIS 7.77 per share ($2.32 per share) in the reported period, as compared with NIS 1.57 per share ($0.38 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 3.56 per share ($1.06 per share) in the second quarter of the year, as compared with earnings of NIS 2.53 per share ($0.59 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 2.3%, as compared with an inflation rate of 1% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that “The import volumes of fine paper and packaging paper from Europe have recently grown and the company is working to preserve its market share and quantitative sales, while dealing with a certain erosion of selling prices. The sharp change in the currency exchange rates that took place in the reported period – as the shekel grew stronger vis-à-vis the US dollar and the euro – is working in the benefit of the Company in terms of the imported inputs, while eroding the selling prices in those areas in the Company whose prices are denominated in US dollars. The portfolio of the Hadera Paper Group – including the associated companies – is relatively balanced and the company’s exposure to sharp fluctuations in currency exchange rates is consequently low”.

In the reported period, KCTR continued to implement its strategic plan formulated together with its international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a dominant and profitable company by 2015, with annual sales in the area of $300 million.

Financial expenses during the reported period amounted to NIS 11.1 million, as compared with NIS 11.7 million in the corresponding period last year.

The company’s share in the earnings (losses) of associated companies totaled NIS 25.8 million during the reported period, as compared with a loss of NIS (5.1) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 4 million. Most of the change in profit originated primarily from Mondi’s highly improved operating profitability, which recorded an increase from operating profit of NIS 13.8 million last year to an operating profit of NIS 17.7 million this year – primarily as a result of the raising of selling prices in relation to last year that led to an improved gross margin. The net profit also increased as a result of the sharp decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

2

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 8.1 million. Hogla’s operating profit grew from NIS 67.6 million to NIS 85.1 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket.

The Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) decreased by NIS 25.6 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 46.2 million last year to approximately NIS 20.9 million this year. In the corresponding period last year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 12 million (approximately $3 million) was reduced, of which our share is NIS 6.0 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans were repaid, while significantly reducing the financial expenses thereby leading to an additional reduction in the net loss.

–	The Company’s share in the loss of Carmel (36.21%) increased by NIS 2 million. Net off one time losses from hedging transactions, operating profit increased in the reported period by NIS 1.9 million, of which the Company’s share amounted to NIS 0.7 million. The aforesaid growth occurred despite of the damages caused by the eroded profitability at Carmel originated from the impact of the cold spell in agriculture that decreased demands in the agriculture market as aforesaid. Carmel also recorded a loss of NIS 7.5 million in the reported period on account of hedging transactions for affixing exchange rate, of which the Company’s share amounted to approximately NIS 1.9 million.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey) grew by NIS 5.3 million this year and amounted to NIS 36.3 million.

Pursuant to the shelf prospectus published by the Company on May 26, 2008, the Company completed the offering – on July 16, 2008 – of two debenture series in the total sum of NIS 308,060 thousands. Net of offering expenses, the Company received net proceeds of approximately NIS 306,609 thousands.

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

3

On July 6, 2008, the Maalot Rating Company (Standard and Poor’s) announced a rating of AA-/Negative Outlook for the Company’s debenture series.

On July 10, 2008, the General Meeting approved the appointment of Ms. Atalia Arad as an external director of the Company.

On July 10, 2008, an agreement was signed whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as by several other shareholders, in consideration of a total of $20.77 million, to be paid in a single installment upon closing of the transaction. The shares will be acquired “As Is”. The completion of the transaction is contingent upon the approval of the Anti-Trust Supervisor and any other approval required by law. In the event that the transaction is completed, the Company will hold approximately 89.3% of the Carmel shares and consequently, upon completion of the transaction, the financial statements of Carmel and those of Frenkel-CD Ltd. will be consolidated with the Company’s financial statements. The expected impact of this transaction – if an when completed – on the Company’s financial statements, will consist primarily of the anticipated growth in the Company’s turnover as a result of the said consolidation. The transaction will be financed using the Company’s internal resources.

In other Company news, the Company announced that the Company’s Board of Directors resulted, following the shelf prospectus that was published by the Company on May 26, 2008, and following the public placement of debentures (series 4) dated July 16, 2008 according to the shelf offering report dated July 14, 2008, to authorize the Company’s management to carry out an additional raise of up to a total amount of approximately NIS 50 million by way of a public placement, by expanding a series of debentures(series 4)(“additional debentures”).The additional debentures, as long as offered to the public, shall bear identical terms to the current debentures in Company’s income turnover (series 4).

The issuance of the additional debentures shall be executed by a uniformed offer (at a tender regarding units price) according to a shelf offering report, detailing the conditions of the issuance, to be approved by the Company’s Board of Directors and subordinate to the Tel Aviv Stock Exchange’s approval for listing the additional debentures for trade.
It should be noted, that there is no certainty as to the actual execution of the raise, its extent and its timing.

In other matter, following the Company’s announcements dated July 2, 2008, July 8, 2008 and July 13, 2008 regarding the signing of an agreement for the acquisition of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) shares, held currently by Mr. Robert Kraft, the principal shareholder of Carmel, and by a number of additional shareholders in Carmel, the Company also announced today that the approval of the Israeli Antitrust Authority to the transaction, which the completion of the transaction was conditioned upon, was received.

As aforesaid in the previous reports, as to the date of this report the Company holds approximately 36% of Carmel shares. Shall the transaction be completed the Company will hold approximately 89.3% of Carmel’s shares.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

HADERA PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

	Six months ended June 30,
	NIS IN THOUSANDS (1)
	2008	2007

Net sales	275,786	277,823

Net earnings	39,302	6,342

Basic net earnings per share	7.77	1.57

Fully diluted earnings per share	7.76	1.57

	Three months ended June 30,
	NIS IN THOUSANDS (1)
	2008	2007

Net sales	133,267	141,185

Net earnings	18,032	10,219

Basic net earnings per share	3.56	2.53

Fully diluted earnings per share	3.55	2.52

(1)	The representative exchange rate at June 30, 2008 was N.I.S. 3.352=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il

5

Exhibit 2

Translation from Hebrew

Hadera Paper Ltd.

Update to Chapter I (Description of the Corporation’s Business) of the Information
Presented in the Company’s Periodical Report Dated Dec-31-2007

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Section 5, Chapter A “Equity Investments in the Company”

Pursuant to the shelf prospectus published by the Company on May 26, 2008, the Company completed the offering – on July 16, 2008 – of two debenture series in the total sum of NIS 308,060 thousands. Net of offering expenses, the Company received net proceeds of approximately NIS 306, 609 thousands.

2.	Update to Section 1 Chapter A “Introduction”

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

3.	Update to Section 14 Chapter D “Finance”

On July 6, 2008, the Maalot Rating Company (Standard and Poor’s) announced a rating of AA-/Negative Outlook for the Company’s debenture series.

4.	Update to Section D “Additional Details Regarding the Company”, Regulation 26, Appendix G

On July 10, 2008, the General Meeting approved the appointment of Ms. Atalia Arad as an external director of the Company.

5.	Update to Section 9.1.4, Chapter C, “General information regarding the paper and recycling operating activity”

In March 2008, as part of the construction of the new packaging paper manufacturing network, the Company completed the signing of central agreements for the purchasing of the main equipment for the said manufacturing network, from Italian company Voith, while complementary parts are acquired from Finnish company Metso – for a total sum of approximately 48.4 million euro.

6.	Update to Section 22.4.1, Chapter D, “Investments in Associated Companies”

On July 10, 2008, an agreement was signed whereby the Company acquired the shares of Carmel Container Systems Ltd. (“Carmel”) held by Robert Kraft, the principal shareholder in Carmel, as well as by several other shareholders, in consideration of a total of $20.77 million, to be paid in a single installment upon closing of the transaction. The shares will be acquired “As Is”. The completion of the transaction is contingent upon the approval of the Anti-Trust Supervisor and any other approval required by law.

In the event that the transaction is completed, the Company will hold approximately 89.3% of the Carmel shares and consequently, upon completion of the transaction, the financial statements of Carmel and those of Frenkel-CD Ltd. will be consolidated with the Company’s financial statements.

The expected impact of this transaction – if an when completed – on the Company’s financial statements, will consist primarily of the anticipated growth in the Company’s turnover as a result of the said consolidation. The transaction will be financed using the Company’s internal resources.

Translation from Hebrew

August 10, 2008

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the Hadera Paper Group Ltd. (“Hadera Paper” or “The Company”) (formerly – American Israeli Paper Mills – “AIPM”) for the first six months of 2008. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

Hadera Paper deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

a.	Data Updates to IFRS

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding period last year and for the year ended December 31, 2007 according to IFRS. Accordingly, the data appearing in the Management Discussion and the comparison figures are presented according to IFRS. As to the material impacts regarding the transition to IFRS – see Section H, below.

b.	Principles Current Operations

1.	Business Environment

During the reported period (January-June 2008), the global financial crisis and its economic repercussions – that have manifested themselves in the United States and in Europe – are affecting the level of demand in many areas and are causing a slowdown in investments in light of the global credit crunch. The growth rate of the Israeli economy is gradually slowing down in relation to the past several years, and the Israeli exports are suffering from the slowdown in the aforementioned markets.

In parallel, the rise in input prices has continued during the reported period in terms of energy, fibers, chemicals and food and is exacerbating the rate of inflation globally and in Israel.

No significant slowdown in demand has been identified in the global paper market in the reported period.

The import volumes of fine paper and packaging paper from Europe have recently grown and the company is working to preserve its market share and quantitative sales, while dealing with a certain erosion of selling prices.

The sharp change in the currency exchange rates that took place in the reported period –as the shekel grew stronger vis-à-vis the US dollar and the euro – is working in the benefit of the Company in terms of the imported inputs, while also eroding the selling prices in those areas in the Company whose prices are denominated in US dollars.

The portfolio of the Hadera Paper Group – including the associated companies – is relatively balanced and the company’s exposure to sharp fluctuations in currency exchange rates is consequently low.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part –or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

The sharp rise in global fuel prices is not materially affecting the Company due to its transition to the use of natural gas instead of fuel oil in its manufacturing processes, starting with the fourth quarter last year. This fact serves to improve the Group’s competitive capabilities in relation to competitors in Europe.

Electricity prices have increased by approximately 22% in relation to electricity prices in the corresponding period last year, although their overall impact is approximately NIS 8 million, however the overall influence on the Company’s results is low, given the fact that the Company generates approximately 50% of its electrical consumption independently and based on natural gas, in a long-term agreement with Tethys Sea Group.

The inflation rate during the reported period amounted to 2.3%, as compared with an inflation rate of 1% in the corresponding period last year.

The erosion in the US dollar exchange rate against the NIS grew more severe in the first half of the year, along with considerable volatility. The US dollar exchange rate fell by 12.8% in the first half of the year, in addition to a 9% decrease in 2007.

2.	Principles Current Operations

The aggregate sales turnover of most of the Group’s subsidiaries and associated companies (hereinafter: “Group Companies”) continued to grow during the reported period, while raising prices across part of the areas of operation, in parallel to the successful implementation of efficiency measures in relation to the corresponding period last year.

3.	Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to empower Group operations and support continued growth and increased profitability in organizational development, Group purchasing, B2B marketing, development and innovation.

4.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

1.	Expanding the recycled packaging paper manufacturing network

The investment budget in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the activity, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is advancing as planned and the Company has completed the signing of central agreements for the purchasing of the main manufacturing equipment.

In parallel, the Amnir Recycling Industries Ltd. (“Amnir”), a Company’s subsidiary is continuing preparations for the expansion of the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine in the second half of 2009.

As part of the preparations for financing the project, additional capital of approximately NIS 211 million was raised in November 2007, by way of a private placement of shares to the controlling shareholders and to institutional investors. During July, the Company raised a sum of approximately NIS 306 million, less offering expenses, by way of issuing bonds to institutional investors and the public, to serve as payment for the suppliers of equipment for Machine 8. In addition to the above measures, the Company is continuing to explore additional ways to complete the project financing.

2.	New Power Plant

The project for the new power plant, that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company and/or private customers, is in progressive examination stages of configuration and feasibility studies on the basis of the license for a 230 mega-watts (MW) power station, to be constructed on an 80 dunam plot of land that was acquired for this purpose, in immediate proximity to the Company’s site in Hadera.

The Company plans for the said power plant to consume natural gas that will be provided by EMG, on the basis of the principles agreement that was signed in May last year. The closing of the detailed agreement with EMG in the next several months will render it possible to launch the project.

c.	The Strategic Investment in Turkey

In the reported period, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the Company) – continued to implement its strategic plan GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark Worldwide. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become by 2015 a company with annual sales in the area of approximately $300 million. In the first six months of the year, KCTR’s sales turnover amounted to approximately $55.6 million, as compared with $23.0 million in the corresponding period last year and $63.0 million in all of 2007.

In the second quarter of the year, the Company continued to develop products and launched new product lines under the Huggies® and Pedo® brands. These products are produced at the Company’s advanced manufacturing site, that currently serves as a regional Kimberly Clark manufacturing center, whose products are exported to various countries in Europe and to South Africa. The company also launched advanced KOTEX® products (feminine hygiene) that were well-received by the market.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside the growth in sales, while curtailing the operating loss and significant reduction in the company’s net loss.

As part of the strategic plan, the company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the reported period, the company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The continuing high level of competition in the markets where the company is working to penetrate and empower its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as expenditure in the KCTR statements of income. KCTR recorded an operating loss of approximately NIS 20.9 million (approximately $6.2 million) in the reported period, as compared with NIS 46.2 million (approximately $11.1 million) in the reported period last year and approximately NIS 74 million (approximately $18 million) in all of 2007.

The implementation of the strategic business plan, along with the strengthening brands and the gradual growth of the Unilever sales and distribution platform, coupled with the reduction of costs at the diaper plant, enabled the Company to maintain the trend of improving gross profitability in the current half of the year, as aforesaid.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

B.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item decreased from NIS 57.4 million on June 30, 2007 to NIS 5.6 million on June 30, 2008. The decrease in the cash balance, along with additional balances that originated from the private placement – totaling NIS 67.1 million – were deposited in euro-linked deposits and are intended to serve as payment for the construction of the packaging paper manufacturing network and are presented under the item Designated Cash.

—	The accounts receivable item for packaging paper and recycling decreased from NIS 150.7 million on June 30, 2007 to NIS 119.3 million on June 30, 2008. This decrease is primarily attributed to the impact of lower prices in NIS terms as a result of the lower dollar exchange rate and from the timing of collection set date, occurring on Saturday and thus led to the postponement of the collection of approximately NIS 10 million to July. Accounts receivable for the office supplies marketing activity rose from NIS 36.8 million as at June 30, 2007 to NIS 39.9 million as at June 30, 2008.

—	The other accounts receivable item for packaging paper and recycling activity rose from NIS 82.6 million on June 30, 2007 to NIS 85.8 million on June 30, 2008. Other receivables for the office supplies marketing activity decreased from NIS 11.9 million on June 30, 2007 to NIS 11.3 million on June 30, 2008.

—	The inventories item for packaging paper and recycling activity increased from NIS 49.1 million on June 30, 2007 to NIS 51.1 million on June 30, 2008. This increase originates primarily from an increase in the paper waste inventories, due to Amnir’s preparations in anticipation of the new packaging paper machine (see also A.2.b.1.3, above). In the office supplies marketing activity, the Inventories item increased from NIS 15.6 million on June 30, 2007, to NIS 18.1 million on June 30, 2008, primarily as a result of the increase in the proportion of products imported from East Asia so as to improve profitability.

—	Investments in associated companies increased from NIS 346.2 million on June 30, 2007 to NIS 351.2 million on June 30, 2008. The principal components responsible for this growth were the Company’s share in the net earnings of associated companies during the reported period, net of the impact of the Company’s share in a capital reserve from translation differences at an associated company and net of the Company’s share in a capital reserve from the hedging of cash flows at associated companies.

—	Short-term credit decreased from NIS 225.2 million on June 30, 2007 to NIS 106.3 million on June 30, 2008. The decrease in this item is primarily attributed to repayment of credit from proceeds obtained from the private placement to shareholders in November last year, coupled with the positive cash flows from operating activities, net of investments in fixed assets.

—	The other accounts payables item for packaging paper and recycling activity grew from NIS 60.9 million on June 30, 2007 to NIS 77.8 million on June 30, 2008. The growth originates primarily from growth in provisions to institutions on account of employees, coupled with the fair value of liabilities of future transactions for hedging the payments to the suppliers of Machine 8, as a result of the sharp drop in the euro exchange rate during the reported period. Other accounts payable for the office supplies marketing activity increased from NIS 4.7 million on June 30, 2007 to NIS 5.1 million on June 30, 2008.

—	The company’s shareholders’ equity increased from NIS 434.6 million on June 30, 2007 to NIS 690.5 million on June 30, 2008. The change is primarily attributed to the net proceeds from the issue of shares by private placement to controlling shareholders and institutional investors in November 2007 in the sum of NIS 211.6 million, coupled with the net profit between the periods of NIS 64.5 million, net of the increase of the debitory capital reserve from translation differences at an associated company in the sum of approximately NIS 18.5 million and net of the Company’s share in a capital reserve from the hedging of cash flows at associated companies, in the sum of approximately NIS 3.1 million.

1.	Investments in Fixed Assets

Investments in fixed assets amounted to approximately NIS 128.2 million in the reported period, as compared with NIS 42.1 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of approximately NIS 107.2 million. The Company also made current investments in environmental issues (effluent treatment) and current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 290.1 million as at June 30, 2008, as compared with NIS 288.4 million as at June 30, 2007. The long-term liabilities remained at a similar level as a result of the repayment of debentures on the one hand, coupled with long-term NIS loans assumed, intended for financing the payments for Machine 8, on the other hand. The long-term liabilities totaled NIS 261.7 million on December 31, 2007.

The long-term liabilities include primarily two series of debentures and the following long-term bank loans:

Series 1: NIS 7.3 million, for repayment until 2009 – by private placement to institutional investors.

Series 2: NIS 187.2 million, for repayment until 2013 – by private placement to institutional investors.

Long-term loans from banks: NIS 64.1 million.

The outstanding short-term credit from banks totaled NIS 106.3 million as at June 30, 2008, as compared with NIS 225.2 million as at June 30, 2007 and NIS 143.0 million as at December 31, 2007.

After balance date, during July, the Company raised approximately NIS 306 million, net of offering expenses, by way of issuing bonds to institutional investors and the public, to serve as payment for the suppliers of equipment for Machine 8.

C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera PaperLtd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (4) below.

Aggregate Data

The aggregate sales amounted to NIS 1,618.6 million during the reported period, as compared with NIS 1,492.8 million in the corresponding period last year, representing growth of 8.4%.

The aggregate sales in the second quarter this year amounted to NIS 771.0 million, as compared with NIS 740.0 million in the corresponding period last year, representing growth of 4.2% and as compared with NIS 847.6 million in the first quarter of the year.

The aggregate operating profit totaled NIS 111.3 million during the reported period, as compared with NIS 70.7 million in the corresponding period last year, representing growth of 57.4%. The significant improvement in the aggregate operating profit is attributed to the performance improvement in Israel on the one hand, coupled with the continuing trend of lowering the operating loss in Turkey on the other hand.

The aggregate operating profit totaled NIS 51.5 million in the second quarter of the year, as compared with NIS 41.7 million in the corresponding quarter last year, representing growth of 23.5% and as compared with NIS 59.8 million in the first quarter of the year.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	Net Profit and Earnings Per Share

The net profit totaled NIS 39.3 million during the reported period, as compared with net profit of NIS 6.3 million in the corresponding period last year.

The net profit in the reported period was affected by the improvement in the Group’s profitability in Israel, coupled with the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 25.6 million (from a share in the loss of NIS 36.1 million last year to NIS 10.5 million this year), as compared with the corresponding period last year (see Strategic Investment in Turkey, above, and Section C7, below).

The net profit for the second quarter this year amounted to NIS 18.0 million, as compared with a net profit of NIS 10.2 million in the corresponding quarter last year. The net profit in the second quarter last year appears net of our share (49.9%) in the amortization of the tax asset in Turkey (KCTR) in the sum of NIS 6.0 million.

Basic earnings per share amounted to NIS 7.77 per share ($2.32 per share) in the reported period, as compared with NIS 1.57 per share ($0.38 per share) in the corresponding period last year.

The diluted earnings per share amounted to NIS 7.76 per share ($2.31 per share) in the reported period, as compared with NIS 1.57 per share ($0.38 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 3.56 per share ($1.06 per share) in the second quarter of the year, as compared with earnings of NIS 2.53 per share ($0.59 per share) in the corresponding quarter last year.

The diluted earnings per share amounted to NIS 3.55 per share ($1.06 per share) in the second quarter of the year, as compared with earnings of NIS 2.52 per share ($0.59 per share) in the corresponding quarter last year.

3.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the reported period amounted to NIS 275.8 million and were similar to the sales in the reported period last year that amounted to approximately NIS 277.8 million. Sales of the packaging and recycling activity amounted to NIS 216.5 million in the reported period, as compared with NIS 221.4 million in the corresponding period last year.

The decrease in the sales turnover of the packaging paper and recycling activity originated primarily from the erosion of selling prices as a result of the revaluation of the NIS vis-à-vis the US dollar in relation to last year. (The activity sales are affected by dollar-denominated import prices).

The sales of the Office Supplies Marketing activity during the reported period amounted to NIS 59.3 million, as compared with NIS 56.5 million last year, representing growth of 7.9% that originated from the continuing trend of growth in operating volumes in this activity.

The aggregate sales in the second quarter of the year totaled NIS 133.3 million, as compared with NIS 141.2 million in the corresponding quarter last year, representing reduction of approximately 5.6% and as compared with first quarter sales of NIS 142.5 million, representing reduction of approximately 6.5%.

Sales of the packaging and recycling activity amounted to NIS 107.1 million in the second quarter of the year, as compared with NIS 114.1 million in the corresponding quarter last year primarily due to the changes in exchange rate and from the impact of the cold spell in agriculture that affected export in the agriculture market in the reported period.

Sales of the office supplies marketing activity amounted to NIS 26.1 million in the second quarter of the year, as compared with NIS 27.0 million in the corresponding quarter last year, resulting from Passover orders in both periods.

2.	Cost of Sales

The cost of sales amounted to NIS 208.9 million – or 75.8% of sales – during the reported period, as compared with NIS 214.1 million – or 77.1% of sales – in the corresponding period last year.

The gross profit totaled NIS 66.8 million during the reported period (approximately 24.2% of sales), as compared with NIS 63.7 million (approximately 22.9% of sales) in the corresponding period last year, representing growth of 4.9% in relation to the corresponding period last year.

The increase in profitability and in the gross profit originated primarily from continuing efficiency and the transition to manufacturing using natural gas, which more than compensated for the reduction in quantitative sales on the local market, primarily as a result of the cold spell, along with the 22% rise in electricity prices, as compared with the corresponding period last year.

Labor Wages

The labor wages within the cost of sales amounted to NIS 63.3 million during the reported period (22.9% of sales), as compared with NIS 56.9 million last year (20.5% of sales).

The labor wages within the general and administrative expenses amounted to NIS 31.1 million during the reported period (11.3% of sales), nearly identical to the sum of NIS 31.1 million last year (11.2% of sales).

The change in payroll costs in relation to the corresponding period last year reflects a certain increase in personnel, especially at Amnir and in packaging paper activity, as part of the preparations and implementation for increasing cardboard and newspaper waste collection in anticipation of the future operation of the new packaging paper manufacturing network, along with a nominal increase of approximately 4% in the wages.

The cost of labor wages also includes growth on account of options to executives, as detailed in Section 3, above.

3.	Selling, General and Administrative and Others

The selling, general and administrative (including wages) and others amounted to NIS 36.8 million in the reported period – or 13.3% of sales – as compared with NIS 33.3 million – or 12.0% of sales – in the corresponding period last year.

The increase in selling, general and administrative and others originated primarily from growth in the Labor Wages section as a result of the recording of wage expenses on account of options to senior executives, as approved in January this year, in the sum of NIS 2.0 million, coupled with growth in other expenses on account of the valuation of a PUT option by Mondi in the sum of NIS 1.3 million, according to IFRS. Net of the aforesaid expenses selling, general and administrative and others amounted to NIS 33.5 million, similar to the corresponding period last year.

4.	Operating Profit

The operating profit totaled NIS 30.1 million during the reported period (10.9% of sales), as compared with NIS 30.4 million (10.9% of sales) in the corresponding period last year, representing reduction of 1.0%.

The operating profit of the paper and recycling activity totaled NIS 28.7 million during the reported period, as compared with NIS 31.6 million in the corresponding period last year, primarily as a result of the impact of the exchange rate on which selling prices are presented as mentioned above, and from the impact of the cold spell on agriculture export demands.

The operating profit of the office supplies activity amounted to NIS 1.4 million, as compared with NIS -1.1 million in the corresponding period last year.

The operating profit amounted to NIS 12.6 million in the second quarter of the year, as compared with NIS 13.9 million in the corresponding quarter last year and as compared with NIS 17.5 million in the first quarter this year as mentioned above due to the erosion of the dollar exchange rate and from the impact of the cold spell in agriculture that affected export in the agriculture market.

The operating profit of the paper and recycling activity amounted to NIS 11.9 million in the second quarter of the year, as compared with NIS 14.5 million in the corresponding quarter last year, representing a decrease of 17.9%.

The operating profit of the office supplies activity amounted to approximately NIS 0.8 million, as compared with operating loss in the amount of NIS -0.6 million in the corresponding quarter last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 11.1 million, as compared with NIS 11.7 million in the corresponding period last year, representing a decrease of 5.1%.

The total average of the Company’s net, interest-bearing liabilities decreased by an average of approximately NIS 132 million between the periods 2007 and 2008. The decrease is primarily attributed to the proceeds from the private placement last year and the positive cash flows from operating activities between the periods, net of investments in fixed assets.

The interest on the short-term credit decreased by NIS 2.7 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. Expenses related to the interest on long-term, CPI-linked liabilities (debentures) decreased somewhat as a result of the decrease in the debentures balances on account of the repayment to debentures holders, despite the rise in hedging costs of CPI-linked bonds as opposed to the rise in the CPI that rose by 2.6% per year in 2008, as compared with 1.3% in 2007.

Moreover, financial expenses of NIS 1.1 million were recorded, primarily on account of the impact of the revaluation against the dollar this year in the rate of 12.8%, as compared with a devaluation of 1.0% in the corresponding period last year – on the dollar-denominated asset balances.

6.	Taxes on Income

Taxes on income amounted to NIS 5.4 million in the reported period, as compared with NIS 7.2 million in the corresponding period last year. The decrease of approximately NIS 1.8 million originates primarily from the fact that the corresponding period last year included tax expenses of NIS 0.9 million on account of final tax assessments for the years 2002 through 2005, coupled with a reduction in the current tax rate this year, in relation to last year.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems Ltd. (“Carmel”).

The company’s share in the earnings (losses) of associated companies totaled NIS 25.8 million during the reported period, as compared with a loss of NIS (5.1) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 4 million. Most of the change in profit originated primarily from Mondi’s highly improved operating profitability, which recorded an increase from operating profit of NIS 13.8 million last year to an operating profit of NIS 17.7 million this year – primarily as a result of the raising of selling prices in relation to last year that led to an improved gross margin. This improvement is the result of the said trend in the European paper industry.
The net profit also increased as a result of the sharp decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 8.1 million. Hogla’s operating profit grew from NIS 67.6 million to NIS 85.1 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket.

The Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) decreased by NIS 25.6 million. The significant decrease in the loss is attributed to the growth in the volumes of operation (see above – “Strategic Investment in Turkey”) that led to a significant reduction in the operating loss, from NIS 46.2 million last year to approximately NIS 20.9 million this year. In the corresponding period last year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 12 million (approximately $3 million) was reduced, of which our share is NIS 6.0 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans were repaid, while significantly reducing the financial expenses thereby leading to an additional reduction in the net loss.

–	The Company's share in the loss of Carmel (36.21%) increased by NIS 2 million. Net off one time losses from hedging transactions, operating profit increased in the reported period by NIS 1.9 million, of which the Company’s share amounted to NIS 0.7 million. The aforesaid growth occurred despite of the damages caused by the eroded profitability at Carmel originated from the impact of the cold spell in agriculture that decreased demands in the agriculture market as aforesaid. Carmel also recorded a loss of NIS 7.5 million in the reported period on account of hedging transactions for affixing exchange rate, of which the Company’s share amounted to approximately NIS 1.9 million.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey) grew by NIS 5.3 million this year and amounted to NIS 36.3 million.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled approximately NIS 56.7 million during the reported period, as compared with NIS 17.4 million in the corresponding period last year. The significant change in the cash flows from operating activities during the reported period, originated primarily from the sharp improvement in net profit, coupled with the reduction in working capital in the reported period, that amounted to NIS 11.3 million, as compared with growth of NIS 10.8 million last year. The decrease in working capital during the reported period originated primarily from the reduction in the accounts receivable balance as a result of the lower dollar exchange rate that is affecting the selling prices in NIS, especially as regards packaging paper and recycling activity.

E.	Sources of Finance

See Section B2 - Financial Liabilities.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to June 30, 2008, the Company entered into sale and purchase transactions in the sum of 20 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company, in the total sum of NIS 194.5 million.

In early 2008, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 190 million, pursuant to previous transactions that were made in December 2006 and January 2007 and terminated at the end of 2007.

Interest Rate Risks

The Company is exposed to changes in interest rates, primarily on account of debentures, in the sum of NIS 194.5 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Jun-30-08	Profit (loss) from changes
	Revaluation of € 10%	Revaluation € 5%		Devaluation of € 10%	Devaluation of € 5%
In NIS thousands

Transaction with
supplier- Alstom	(138)	(69)	1,379	69	138
Designated deposits	6,706	3,353	67,055	(3,353)	(6,706)

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at June 30, 2008:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total

Assets

Cash and cash equivalents	1.3		4.3		5.6
Short-term deposits and investments			67.1		67.1
Other Accounts Receivable	242.0	0.3	12.4	1.4	256.1
Inventories				69.2	69.2
Current tax assets	5.5				5.5
Investments in Associated Companies	52.2		2.7	296.3	351.2
Deferred taxes on income				21.0	21.0
Fixed assets, net				527.2	527.2
Other assets				37.3	37.3
Assets on account of employee benefits	1.2				1.2
Total Assets	302.2	0.3	86.5	952.4	1,341.4

Liabilities
Short-term credit from banks	106.3				106.3
Other Accounts Payable	179.1		12.4		191.5
Deferred taxes on income				42.6	42.6
Long-term loans, including current maturities	64.1				64.1
Notes (bonds) – including current maturities		194.0			194.0
Liabilities on account of employee benefits	20.4				20.4
Other liabilities	32.0
Equity, funds and reserves				690.5	690.5
Total liabilities and equity	401.9	194.0	12.4	733.1	1,341.4

Surplus financial assets (liabilities) as at
June 30, 2008	(99.7)	(193.7)	74.1	219.3

Surplus financial assets (liabilities) as at
December 31, 2007	(80.9)	(195.1)	170.0	106.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

g.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

h.	Significant Influences as a Result of the Transition to IFRS

As at June 30, 2007, no significant impact was recorded on the financial situation, results of operations, liquidity and sources of finance of the company as a result of the transition to IFRS, except for that stated in the update to Chapter A (Description of the Corporate Business) of the Company’s Periodical Report dated December 31, 2007 and that stated below. As to the overall accounting implications and adjustments as a result of the transition to IFRS, see Note 10 to the Company’s financial statements as at June 30, 2008.

1.	Put option on an associated company

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter –MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to oral understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, MBP can exercise the option only in the most exceptional circumstances, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option as part of the transition to IFRS. According to Israeli GAAP, it is not necessary to valuate a PUT option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

As at January 1, 2007, the liability on account of the Put option on the associated company shares is presented in the sum of approximately NIS 1,612 thousand.

As at June 30, 2007, the liability on account of the Put option on the subsidiary company shares is presented in the sum of approximately NIS 1,791 thousand.

As at December 31, 2007, the liability on account of the Put option on the subsidiary company shares is presented in the sum of approximately NIS 3,901 thousand.

As a result of the valuation of the option, other expenses grew by approximately NIS 179 and approximately NIS 326 thousand – for the period of three months and six months that ended on June 30, 2007, respectively, and grew by a sum of approximately NIS 2,289 thousand for the year ended December 31, 2007.

2.	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the last salary of the employee multiplied by the number of years of employment.

Pursuant to International Standards, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences for pension and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption, respectively.

In addition, net liabilities in respect of post-retirement employee benefits, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

According to the Company’s adopted policy, actuarial earnings are allocated to retained earnings, although on account of immateriality, they were allocated fully to the statements of income.

Consequently, as at January 1, 2007, a net increase of NIS 5,563 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of NIS 1,391 thousand in deferred tax assets.

As at June 30, 2007, a net increase of NIS 5,766 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of NIS 1,442 thousand in deferred tax assets.

As at December 31, 2007, a net increase of NIS 5,762 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of NIS 1,436 thousand in deferred tax assets.

Labor wage expenses decreased by a sum of approximately NIS 334 thousand and approximately NIS 667 thousand for the six-month and three-month periods ended June 30, 2007, respectively, and increased by a sum of approximately NIS 199 thousand for the year ended December 31, 2007. Moreover, tax expenses decreased by a sum of approximately NIS 52 thousand and increased by approximately NIS 32 thousand for the six-month and three-month periods ended June 30, 2007, respectively, and decreased by a sum of approximately NIS 46 thousand for the year ended December 31, 2007.

Moreover, Assets on account of employee benefits were reclassified from Other Payables to Non-Current Assets. Sums of NIS 1,132 thousand, NIS 1,146 thousand and NIS 1,179 thousand for the dates January1, 2007, June 30, 2007 and December 31, 2007, respectively.

i.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager – Avi Brenner; CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions –if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first, held several days before the approval date of the financial statements, is held to discuss the material reporting issues in depth and at great length, whereas the second, held in proximity to the approval date, is held by the board of directors, to discuss the actual results. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

Tzvika Livnat	Avi Brenner
Chairman of the Board of Directors	General Manager

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30 , 2008

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30 , 2008

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	June 30,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	5,553	57,426	167,745
Designated deposits	67,055	-	-
Trade receivables	159,224	187,517	178,553
Other receivables	97,011	94,515	94,415
Current tax assets	5,478	-	-
Inventories	69,201	64,682	69,607

	403,522	404,140	510,320

Non-Current Assets
Property plant and equipment, net	527,165	388,133	405,231
Investments in associated companies	351,221	346,211	346,403
Deferred tax assets	21,037	20,622	20,622
Deferred expenses	35,797	32,661	34,900
Other non-current assets	1,503	1,922	1,578
Employee benefit assets	1,187	1,146	1,179

	937,910	790,695	809,913

	1,341,432	1,194,835	1,320,233

Current Liabilities
Credit from banks and others	106,276	225,202	143,015
Current maturities of long-term notes and
long term loans	50,984	41,770	42,775
Trade payables	103,501	107,515	108,409
Other payables and accrued expenses	82,874	65,642	73,230
Other financial liabilities	31,990	-	-
Financial liabilities at fair value through profit and loss	5,196	1,791	3,901
Current tax liabilities	-	10,039	908

	380,821	451,959	372,238

Non-Current Liabilities
Loans from banks and others	51,617	30,840	28,127
Notes	155,487	183,758	158,134
Other financial liabilities	-	31,990	31,210
Deferred tax liabilities	42,566	41,164	40,515
Employee benefit liabilities	20,398	20,554	20,038

	270,068	308,306	278,024

Capital and reserves
Issued capital	125,267	125,257	125,267
Reserves	289,687	98,069	308,267
Retained earnings	275,589	211,244	236,437

	690,543	434,570	669,971

	1,341,432	1,194,835	1,320,233

Z. Livnat Chairman of the Board of Directors	A. Brener Chief Executive Officer	S. Gliksberg Chief Financial and Business Development Officer

Approval date of the interim financial statements: August 10, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenue	275,786	277,823	133,267	141,185	583,650

Cost of sales	208,937	214,149	102,958	109,682	441,381

Gross profit	66,849	63,674	30,309	31,503	142,269

Selling and marketing expenses	15,653	14,853	7,765	7,157	31,367

General and administrative expenses	19,670	18,232	9,546	10,125	36,377

Other income , net	1,445	179	378	326	4,467

Total expenses	36,768	33,264	17,689	17,608	72,211

Profit from ordinary operations	30,081	30,410	12,620	13,895	70,058

Finance income	3,530	4,492	1,636	3,217	10,648

Finance expenses	14,660	16,237	5,959	8,378	31,766

Finance expenses, net	11,130	11,745	4,323	5,161	21,118

Profit after financial expenses	18,951	18,665	8,297	8,734	48,940

Share in profit (loss) of associated
companies, net	25,771	(5,116)	11,138	5,379	856

Profit before taxes on income	44,722	13,549	19,435	14,113	49,796

Taxes on income	5,420	7,207	1,403	3,894	18,261

Profit for the period	39,302	6,342	18,032	10,219	31,535

Earning for share:

Primary	7.77	1.57	3.56	2.53	7.63

Fully diluted	7.76	1.57	3.55	2.52	7.62

Number of share used to compute the
primary earnings per share	5,060,774	4,039,700	5,060,774	4,044,614	4,132,728

Number of share used to compute the
fully diluted earnings per share	5,067,954	4,046,389	5,073,967	4,051,304	4,139,533

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED STATEMENT
OF RECOGNIZED INCOME AND EXPENSES
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Exchange differences arising on translation
of foreign operations	(17,945)	4,362	2,063	4,960	3,810
Profit (loss) on cash flow hedges	(4,544)	282	(3,993)	432	(917)
Taxes on income in respect of income and
expense recognized to equity	360	(83)	216	(125)	265
Actuarial profit (loss) and defined
benefit plans	(150)	-	(150)	-	-

Net income recognized directly in equity	(22,279)	4,531	(2,084)	5,255	3,151

Transfer to profit or loss from equity on cash flow
hedges, net	1,088	74	593	29	17
Profit for the period	39,302	6,342	18,032	10,219	31,535

Total recognized income and expense for the period	18,111	10,977	16,761	15,515	34,710

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended		Three months ended		Year ended December 31,
	June 30,		June 30,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(unaudited)		(unaudited)

Cash flows - operating activities
Operating profit for the period	39,302	6,342	18,032	10,221	31,535
Taxes on income recognized in profit and
loss	5,420	7,207	1,403	3,894	18,261
Finance expenses recognized in profit and loss	11,130	11,745	4,323	5,161	21,118
Capital loss on disposal of property, plant and
equipment	150	(126)	158	(79)	1,403
Capital loss on sale of investment in
associated company	-	28	-	-	28
Share in loss (profit) of associated
companies, net	(25,771)	5,116	(11,138)	(5,379)	(856)
Depreciation and amortization	22,273	17,381	11,188	8,767	36,138
Share based payments expense	1,997	-	1,274	-	-

	54,501	47,693	25,240	22,585	107,627

Changes in assets and liabilities:
Decrease (Increase) in trade and other
receivables	17,197	(17,473)	4,863	(6,238)	(5,416)
Decrease (Increase) in inventories	406	(2,573)	(354)	1,084	(7,498)
Increase (Decrease) in trade payables and other
payables	(6,292)	9,262	(8,504)	2,494	24,631
Increase (decrease) in other long term
liabilities	352	179	735	(989)	268

	11,663	(10,605)	(3,260)	(3,649)	11,985

Tax Payments	(9,500)	(19,659)	(5,754)	(4,111)	(27,755)

Net cash generated by
(used in) operating activities	56,664	17,429	16,226	14,825	91,857

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	(128,188)	(42,111)	(70,203)	(30,940)	(83,363)
Proceeds from disposal of Property
plant and equipment	184	30,811	39	294	31,415
Investment in designated deposits, net	(73,026)	-	40,288	-	-
Interest received	2,424	516	2,219	503	1,716
Prepaid leasing expenses	(1,397)	-	(228)	-	(2,596)
Associated companies:
Granting of loans	-	-	-	-	(318)
Collection of loans	-	-	-	-	2,893
Proceeds from sale of investment of
associated companies	-	27,277	-	-	27,277

Net cash used in investing activities	(200,003)	16,493	(27,885)	(30,143)	(22,976)

Cash flows - financing activities
Proceeds gain from private share allocating	-	-	-	-	211,645
Short-term bank credit	(36,739)	22,199	23,303	22,965	(59,988)
Borrowings received from banks	35,000	-	-	-	-
Repayment of borrowings from banks	(4,916)	(2,586)	(3,586)	(1,298)	(5,212)
Deferred issuance expenses	(247)	-	(247)	-	-
Interest Paid	(4,759)	(7,008)	(2,582)	(4,162)	(24,994)
Redemption of notes	(7,192)	(4,528)	(7,192)	(4,528)	(37,167)

Net cash generated by
(used in) financing activities	(18,853)	8,077	9,696	12,977	84,284

Increase in cash and cash equivalents	(162,192)	41,999	(1,963)	(2,341)	153,165
Cash and cash equivalents - beginning of period	167,745	13,621	7,330	58,022	13,621
Net foreign exchange difference	-	1,806	186	1,745	959

Cash and cash equivalents - end of period	5,553	57,426	5,553	57,426	167,745

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 8.

B.	Definitions:

The Company	-	Hadera Paper Limited.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Affiliated Companies	-	companies in which the Group has significant influence, and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto including the note regarding the adoption of IFRS.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the abovementioned, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008.

In implementing the transitional rules as above, the Group elected to apply the following concessions permitted by IFRS 1:

1.	Share based payments

The rules of IFRS 2, which deals with share based payments, were not retroactively applied with regard to capital instruments which had been granted prior to November 7, 2002 and vested before the transition date.

2.	Translation differences

The company elected to desist from retroactively applying the rules of IAS 21 for translation differences accumulated as of January 1, 2007 with respect to foreign operations. As a result, accumulated translation differences have not been included in the Opening Balance Sheet.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

3.	Deemed cost for items of fixed assets

IFRS 1 permits the measurement of items of fixed assets as of the transition date to the IFRS, or at an earlier date, on the basis of a revaluation executed according to previously applied generally accepted accounting principles, as deemed cost as of the date of the revaluation, if, in general, the revaluation was comparable to cost or undepreciated cost according to the IFRS, adjusted for changes such as changes in the index of prices.

Through December 31, 2007, the company adjusted its financial statements to changes in the rate of exchange of the dollar, in accordance with the rules of Accounting Opinion 36 of the Institute of Certified Public Accountants. For purposes of the transition to reporting pursuant to the IFRS, the company chose to apply the concession in IFRS 1 as above and to measure the items of its fixed assets acquired or constructed through December 31, 2003 at deemed cost as of that date, based on their amounts, as adjusted to changes in the rate of exchange of the dollar up to that date.

Prior to the adoption of the IFRS, the Group prepared its financial statements according to accounting principles generally accepted in Israel. The latest annual financial statements of the company according to accounting principles generally accepted in Israel were prepared as of December 31, 2007 and for the year ended on that date. Comparative figures for that period were restated in these financial statements pursuant to the IFRS.

See Note 10 with respect to the material differences between reporting pursuant to the IFRS and reporting according to Israeli generally accepted accounting principles, as they are relevant to the Group.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Derivative financial instruments measured by fair value.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2S below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2U (3) as follows with regard to the exchange rate and the changes in them during the reported period.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks. Hedge accounting details are set out in Note 2M below.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it’s investment in a subsidiary company that presents it’s financial statements in foreign currency) are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) ” Consolidated and Separate Financial Statements” see note 2V below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adopted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interest that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. With regard to the group’s examination for impairment in the investment in affiliated companies in accordance to IAS 36 see note 2I below.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Spare parts which are not used on a current basis are designated for use in the context of specific items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated beginning from the date that they are installed on the items of fixed assets for which they were purchased.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset’s useful lives.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (Cont.)

The annual depreciation and amortization rates are:	%

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

H.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. The rest of the borrowing costs are recognized in profit or loss.

For the effect of the issuance of IAS 23 (revised) “Borrowing costs” see Note 2V below.

I.	Impairment of tangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Impairment of tangible assets (cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

J.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

Cost determined as follows:

Raw, auxiliary materials and others	Based on weighted-average basis.

Finished products	Based on overhead absorption costing.

Products	Based on weighted-average basis.

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group’s affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of this category arises from the reason of the financial assets holding and it is determined at its initial recognition.

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(4)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

L.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “Other financial liabilities” for the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 2V as follows.

(2)	Options to sell sales of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with non current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 10 E (4) below for further details on the conditions of the option.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial liabilities and equity instruments issued by the Group (Cont.)

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

For the treatment at CPI-linked other financial liabilities see note 2L(4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

The vast majority of loans and long-term and medium-term financing arrangements in Israel are linked to the CPI. Therefore, the Israeli Institute for Accounting Standards has submitted a request to the International Financial Reporting Interpretation Committee (IFRIC) to clarify the applicable method in the measurement of the effective interest rate of such assets and liabilities under IFRS.

The Committee’s response in this matter and the implications thereof cannot be reliably predicted. If the Committee’s response indicates that the method used in Israel and which was implemented in these financial statements is not appropriate in accordance with IFRS, the Company will have to change the method of measurement of these assets and liabilities and it may have to do so by way of restating its financial statements. Under the present circumstances, the Company is unable to reliably measure the potential impact on its financial statements in such a case.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The company implements a cash flow hedge accounting in respect of future transaction for the acquisition of foreign currency and option transactions that are intended to secure payments for the acquisition of fixed assets linked to foreign currency.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in capital fund. Since the hedge is for expected acquisition of fixed assets, the company chose to add the capital fund to the initial cost of the hedges item immediately. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (Cont.)

(2)	Hedge accounting (Cont.)

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in fixed assets at that time remains in fixed assets and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(3)	Dividends

Revenue is recognized when the Group’s right to receive the payment is established.

(4)	Reporting of revenues on a gross basis or a net basis

The Company’s revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction, are presented on a net basis.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewands of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the balance sheet with “long term receivables”, and are amortized on the straight line basis over the balance of the lease period, including the extension option.

The company has land lease rights from the Municipality of Tel Aviv which comply with the definition of investment real estate, and, pursuant to IAS 40, have been classified as operating leases and not as investment real estate.

P.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Q.	Share – Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 6.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Share – Based payments (Cont.)

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 2V below.

R.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Taxation (Cont.)

(3)	Deferred tax (Cont.)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

S.	Employee benefits

(1)	Benefits after termination of employment

Company benefits after the termination of employment include mainly benefits to pensioners (Most of the employees of the company fall under Section 14 of the Severance Pay Law).

Actuarial gains and losses recognized when incurred are recorded to the statement of income and expenses. Past service cost is recognized immediately in the company’s statements of operations up to the extent that the benefit has vested. Unvested past service cost is amortized over the average vesting period under the date of vesting.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Retirement benefit costs (cont.)

(3)	Short term employee benefits (Cont.)

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

T.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

U.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2008	5.285	3.352	195.62
June 30, 2007	5.713	4.249	186.67
December 31, 2007	5.659	3.846	191.15

Increase (decrease) during the:	%	%	%

Three months ended June 30, 2008	(5.9)	(5.6)	2.2
Three months ended June 30, 2007	3.2	2.3	1.2
Six months ended June 30, 2008	(6.6)	(12.8)	2.3
Six months ended June 30, 2007	2.7	0.6	1.0
Year ended December 31, 2007	1.7	(9.0)	3.4

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is unable to assess the effect of the standard on the financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods. The standard permits earlier adoption. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS:

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements. In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments will become effective as of the annual reporting period commencing January 1, 2009 or thereafter, with an option for early adoption. The implementation of most amendments will be carried out by retrospective adjustment of comparative figures.

Some of the amendments to the standards are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

—	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment will apply to annual periods commencing on January 1, 2009. This amendment allows for the early implementation while implementing the amendments relating to Section 4 in IAS 32 “Financial Instruments: Presentation”, Section 1 in IAS 21 “Rights in Joint Transactions” and Section 3 in IFRS 7 “Financial Instruments: Disclosure”. The amendments can be applied retrospectively.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial statements.

—	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, the date of receipt of the services.

The amendment will apply to annual periods commencing on January 1, 2009 and shall be carried out retroactively. The amendment allow for early adoption.

The Group’s management estimates that the effect of implementing the amendment on the Group’s financial statements is immaterial.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008 (Cont.)

—	IFRIC 15 "Agreements for the Construction of Real Estate"

The interpretation establishes the accounting treatment of revenues and related expenses of entities that build real estate independently or through subcontractors, and the provision of goods or services that are included under agreements for the construction of real estate.

The interpretation deals with the question: is an agreement for the construction of real estate covered by IAS 11 “construction contracts” or by IAS 18 “revenue”. Revenues from agreements, which, in accordance with the provisions of the interpretation, are covered by IAS 11, shall be recognized in accordance with the percentage of completion method of accounting. Revenues from agreements which, in accordance with the provisions of the interpretation, constitute agreements for the sale of goods will be recognized on the date of transfer of the risks and benefits to the buyer, while revenues from agreements for the rendering of services will be recognized by reference to the stage of completion of the transaction at the balance sheet date.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

—	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loess when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

—	Amendment of IFRS 1 “First-time adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements

This amendment stipulates, inter alia, the method of measurement of investments in subsidiaries, companies under joint control and associated companies on the date of the first-time adoption of IFRS and the method of recognition of revenue from dividends received from said companies. The provisions of the amendment apply to the separate financial statements of the entity.

The provisions of the amendment apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial position and operating results.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

—	Deferred taxes – the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities and contingent liabilities – see C(1) below.

—	Measuring obligation for defined benefits and employee benefits – see C(2) below.

—	Measuring share based payments – see Note 6 below.

—	Measuring the fair value of financial instruments – see C(3) below.

—	Measuring the fair value of an option to sell shares of an associated company – see C (4) below.

C.	Key sources of estimation uncertainty.

1.	Provisions for legal proceeding

Against the company and its subsidiaries there are 4 claims pending and open in a total amount of approximately NIS 5,524 thousands (June 30, 2007: NIS 15,124 thousands, December 31, 2007: NIS 23,154 thousands), in respect of them a provision not required (March 31, 2007: NIS 300 thousands, December 31, 2007: NIS 300 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (Cont.)

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus affect the company’s financial condition and operating results.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

3.	Fair value of financial instruments

The company’s management exercised discretion in the selection of proper valuation techniques for financial instruments, which do not have a quoted market price in an active market. The valuation techniques used by the company’s management are those implemented by market participants. The fair value of other financial instruments is established based on he discounted cash flows expected to flow from them, based on assumptions supported by anticipated market prices and rates. The estimated fair value of financial instruments not listed for trading in an active market includes several assumptions that are not supported by anticipated market prices and rates. The book value of the financial instruments that are estimated through valuation techniques as of June 30, 2008 amounts to NIS 872 thousand and as of December 31, 2007 amounts to NIS 4,416 thousand.

4.	Fair value of an option to sell shares of an associated company

As stated in note 2L (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss. In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

—	During the first quarter of the year, the company signed material agreements with various suppliers in connection with the construction of a new production system for packaging paper (Machine 8).

—	On January 14, 2008, the Board of Directors of the company decided to approve the issuance of options to executive employees, see Note 6 below.

—	On May 20, 2008 an affiliated company, Hogla-Kimberly Ltd received from the Israeli tax authority compensation in the amount of about NIS 4,500 thousands. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the affiliated company to partially stop its manufacturing activity in its Naharia plant. The affiliated company will record a pre tax income for the second quarter of 2008. The Company’s share in the compensation mention above is approximately NIS 2,250 thousands.

NOTE 5	–	FIXED ASSETS

Acquisition of items of fixed assets

During the period of six months and three months ended June 30, 2008 the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 128,188 thousands and NIS 70,203 thousands, respectively.

During the period of six months and three months ended June 30, 2007 the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 42,111 thousands and NIS 30,940 thousands, respectively.

Most of the acquisitions of the fixed assets during the first half of the year in sum of NIS 107,200 thousand were made for Machine 8- a machine for the new packaging paper system. The total fixed assets acquired for suppliers’ credit amounted to NIS 3,443 thousands as of June 30, 2008.

During June 2008, the Company agreed with the tax authorities for payment of a betterment levy in the amount of NIS 3,782 thousands in respect of change of land use, which is designed for the construction of a new production line for the manufacture of packaging papers. This cost was added to the land cost of machine 8 project.

NOTE 6	–	SHARE BASED PAYMENT

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 6	–	SHARE BASED PAYMENT (Cont.)

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	217.10-245.20
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

NOTE 7	–	INCOME TAX CHARGE

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 8	–	SEGMENT INFORMATION

	Six months
	(Unaudited)
	Paper and recycling		Marketing of office supplies		Total
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
	2008	2007	2008	2007	2008	2007

Revenue	216,470	221,356	59,316	56,467	275,786	277,823

Segment results	28,717	31,591	1,364	(1,088)	30,081	30,410

	Three months
	(Unaudited)
	Paper and recycling		Marketing of office supplies		Total
	Apr-Jun	Apr-Jun	Apr-Jun	Apr-Jun	Apr-Jun	Apr-Jun
	2008	2007	2008	2007	2008	2007

Revenue	107,123	114,141	26,144	27,044	133,267	141,185

Segment results	11,851	14,515	769	(620)	12,620	13,895

	Year ended December 31, 2007
	Paper and recycling	Marketing of office supplies	Total

Revenue	464,653	118,997	583,650

Segment results	69,594	464	70,058

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 9	–	CHANGES IN EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Six months ended
June 30, 2008 (unaudited)

Balance - January 1, 2008	125,267	301,695	-	3,397	(635)	3,810	236,437	669,971
Exchange differences arising on
translation of foreign operations	-	-	-	-	-	(17,945)	-	(17,945)
Cash flow hedges	-	-	-	-	(3,096)	-	-	(3,096)
Actuarial profits and losses recorded in
retained earnings	-	-	-	-	-	-	(150)	(150)
Share based payment	-	-	2,461	-	-	-	-	2,461
Profit for the period	-	-	-	-	-	-	39,302	39,302

Balance - June 30, 2008	125,267	301,695	2,461	3,397	(3,731)	(14,135)	275,589	690,543

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 9	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Six months ended
June 30, 2007 (unaudited)

Balance - January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633
Exchange differences arising on
translation of foreign operations	-	-	-	-	4,362	-	4,362
Cash flow hedges	-	-	-	273	-	-	273
Exercise of employee option into shares	-	-	960	-	-	-	960
Profit for the period	-	-	-	-	-	6,342	6,342

Balance - June 30, 2007	125,257	90,060	3,374	273	4,362	211,244	434,570

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 9	–	CHANGES IN EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Three months ended
June 30, 2008 (unaudited)

Balance - April 1, 2008	125,267	301,695	723	3,397	(547)	(16,198)	257,707	672,044
Exchange differences arising on
translation of foreign operations	-	-	-	-	-	2,063	-	2,063
Cash flow hedges	-	-	-	-	(3,184)	-	-	(3,184)
Actuarial profits and losses recorded in
retained earnings	-	-	-	-	-	-	(150)	(150)
Share based payment	-	-	1,738	-	-	-	-	1,738
Profit for the period	-	-	-	-	-	-	18,032	18,032

Balance - June 30, 2008	125,267	301,695	2,461	3,397	(3,731)	(14,135)	275,589	690,543

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 9	–	CHANGES IN EQUITY

	Share capital	Capital reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Three months ended
June 30, 2007 (unaudited)

Balance - April 1, 2007	125,257	90,060	2,673	(63)	(598)	201,025	418,354
Exchange differences arising on
translation of foreign operations	-	-	-	-	4,960	-	4,960
Cash flow hedges	-	-	-	336	-	-	336
Exercise of employee option into shares	-	-	701	-	-	-	701
Profit for the period	-	-	-	-	-	10,219	10,219

Balance - June 30, 2007	125,257	90,060	3,374	273	4,362	211,244	434,570

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 9	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Foreign currency translation reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Retained earnings	Total
	NIS in thousands

Year ended December 31, 2007

Balance - January 1, 2007	125,257	90,060	-	2,414	-	204,902	422,633
Issuance of shares (deduction of cost issuance in the
amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645
Exchange differences arising on translation of
foreign operations	-	-	3,810	-	-	-	3,810
Cash flow hedges	-	-	-	-	(635)	-	(635)
Exercise of employee options into shares	-	-	-	983	-	-	985
Profit for the year	-	-	-	-	-	31,535	31,535

Balance - December 31, 2007	125,267	301,695	3,810	3,397	(635)	236,437	669,971

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, March 31, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the three months ended March 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		June 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		57,426	-	57,426
Trade receivables		187,739	(222)	187,517
Other current assets	E1	105,758	(11,243)	94,515
Inventories		64,682	-	64,682

		415,605	(11,465)	404,140

Non-Current Assets
Property, plant and equipment	E2	425,944	(37,811)	388,133
Investment in associated companies	E8	343,801	2,410	346,211
Deferred tax assets	E1	6,490	14,132	20,622
Lease receivables	E2	-	32,661	32,661
Other assets		-	1,922	1,922
Employee benefit assets		-	1,146	1,146

		776,235	14,460	790,695

		1,191,840	2,995	1,194,835

Current Liabilities
Credit from banks and others		225,202	-	225,202
Current maturities to long term notes and term loans		41,770	-	41,770
Trade payables		107,515	-	107,515
Other payables and accrued expenses	E4, E3	89,323	(23,681)	65,642
Financial liabilities at fair value through
Profit and loss	E4	-	1,791	1,791
Current tax liabilities		-	10,039	10,039

		463,810	(11,851)	451,959

Non-Current Liabilities
Loans from banks and others		30,840	-	30,840
Notes		183,758	-	183,758
Other non-current liabilities		32,770	(780)	31,990
Deferred tax liabilities	E1	41,164	-	41,164
Employee benefit liabilities	E3	-	20,554	20,554

		288,532	19,774	308,306

Capital and reserves		439,498	(4,928)	434,570

		1,191,840	2,995	1,194,835

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		167,745	-	167,745
Trade receivables		178,771	(218)	178,553
Other current assets	E1	105,109	(10,694)	94,415
Inventories		69,607	-	69,607

		521,232	(10,912)	510,320

Non-Current Assets
Property, plant and equipment	E2	445,566	(40,335)	*405,231
Investment in associated companies	E8	346,186	217	346,403
Deferred tax assets	E1	6,083	14,539	20,622
Lease receivables	E2	-	34,900	*34,900
Other assets		-	1,578	1,578
Employee benefit assets		-	1,179	1,179

		797,835	12,078	809,913

		1,319,067	1,166	1,320,233

Current Liabilities
Credit from banks and others		143,015	-	143,015
Current maturities to long term notes and term loans		42,775	-	42,775
Trade payables		108,409	-	108,409
Other payables and accrued expenses	E4, E3	87,235	(14,005)	73,230
Financial liabilities at fair value through
Profit and loss		-	3,901	3,901
Current tax liabilities	E4	-	908	908

		381,434	(9,196)	372,238

Non-Current Liabilities
Loans from banks and others		28,127	-	28,127
Notes		158,134	-	158,134
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	E1	40,515	-	40,515
Employee benefit liabilities	E3	-	20,038	20,038

		259,546	18,478	278,024

Capital and reserves		678,087	(8,116)	669,971

		1,319,067	1,166	1,320,233

* Amount of NIS 5,609 thousands was reclassified from fixed assets to lease receivables.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Six months ended				Three months ended			Year ended
	June 30, 2007				June 30, 2007			December 31, 2007
	Note	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands			NIS in thousands
		(Unaudited)			(Unaudited)

Revenue		277,823	-	277,823	141,185	-	141,185	583,650	-	583,650
Cost of sales		214,171	(22)	214,149	110,105	(423)	109,682	440,854	527	441,381

Gross profit		63,652	22	63,674	31,080	423	31,503	142,796	(527)	142,269

Operating costs and expenses
Selling expenses		14,853	-	14,853	7,157	-	7,157	31,367	-	31,367
General and administrative expenses		18,222	10	18,232	10,214	(89)	10,125	36,060	317	36,377
Other expenses, net	E6	-	179	179	-	326	326	2,178	2,289	4,467

Operating profit		30,577	(167)	30,410	13,709	186	13,895	73,191	(3,133)	70,058

Finance income	E5	5,984	(1,492)	4,492	4,709	(1,492)	3,217	10,648	-	10,648
Finance expenses	E5	16,411	(174)	16,237	8,942	(564)	8,378	30,206	1,560	31,766

Finance expenses, net		10,427	1,318	11,745	4,233	928	5,161	19,558	1,560	21,118

Profit after financial expenses		20,150	(1,485)	18,665	9,476	(742)	8,734	53,633	(4,693)	48,940

Share of profit (loss) of
associated companies-net	E8	(9,487)	4,371	(5,116)	1,311	4,068	5,379	(2,884)	3,740	856

Profit before tax		10,663	2,886	13,549	10,787	3,326	14,113	50,749	(953)	49,796
Taxes on income		7,602	(395)	7,207	4,199	(305)	3,894	19,307	(1,046)	18,261

Profit for the period		3,061	3,281	6,342	6,588	3,631	10,219	31,442	93	31,535

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Reconciliation of Income Statements from Israeli GAAP to IFRS (Cont.)

	Six months ended			Three months ended			Year ended
	June 30, 2007			June 30, 2007			December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands			NIS in thousands
	(Unaudited)			(Unaudited)			(Audited)

Earnings per share:

Primary	0.76	0.81	1.57	1.63	0.90	2.53	7.61	0.02	7.63

Fully diluted	0.76	0.81	1.57	1.63	0.89	2.52	7.60	0.02	7.62

Number of share used to compute the
primary earnings per share	4,039,700	4,039,700	4,039,700	4,044,614	4,044,614	4,044,614	4,132,728	4,132,728	4,132,728

Number of shares used to compute the
fully diluted earnings per share	4,046,389	4,046,389	4,046,389	4,051,304	4,051,304	4,051,304	4,139,533	4,139,533	4,139,533

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options of employee options)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of June 30, 2007
(unaudited)

Israeli GAAP	125,257	90,060	3,374	-	(3,706)	224,513	439,498

Effect of Transition to IFRS:
Adjustments of investment in associated companies by the equity method	-	-	-	-	-	3,970	3,970
Classification of adjustments deriving from translations
of financial statements of foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	273	(273)	-	-
Amortization of pre-paid expenses in respect of lease of land	-	-	-	-	-	(1,841)	(1,841)
Employee benefits net of tax effects	-	-	-	-	-	(4,324)	(4,324)
Put option on affiliated Company	-	-	-	-	-	(1,791)	(1,791)
Financial expenses on capital note from affiliated Company	-	-	-	-	-	(780)	(780)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-			(162)	(162)

Under IFRS rules	125,257	90,060	3,374	273	4,362	211,244	434,570

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087

Effect of Transition to IFRS:
Adjustments of investment in associated companies by the equity method	-	-	-	-	-	3,338	3,338
Classification of adjustments deriving from
translations of financial statements of foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(635)	635	-	-
Amortization of pre-paid expenses in respect of lease of land	-	-	-	-	-	(1,508)	(1,508)
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Put option on affiliated Company	-	-	-	-	-	(3,901)	(3,901)
Financial expenses on capital note from affiliated Company	-	-	-	-	-	(1,560)	(1,560)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	236,437	669,971

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856 thousands, NIS 9,361 thousands and NIS 9,116 thousands which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and in Naharia which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

The company has lease rights in land from the Tel Aviv Municipality conforming to the definition of investment real estate, that have been classified as operating leases and not as investment real estate pursuant to IAS 40.

As a result, as of January 1, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 30,023 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,814 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,867 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,923 thousands.

As of June 30, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 29,648 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,756 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,841 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,268 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (cont.)

(2)	Land leased from the Israel Land Administration (cont.)

As of December 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 29,263 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,701 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,508 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,927 thousands.

The amortization of the lease fees is reflected in the increase of general and administrative expenses in the amount of approximately NIS 318 thousands and NIS 160 thousands for the period of six months and three months ended June 30, 2007, respectively, and in an increase of approximately 644 NIS thousands for the year ended December 31, 2007 in addition, tax expenses decreased in the amount of approximately 346 thousands and 338 thousands for the period of six months and of three months ended on June 30, 2007 respectively, and decreased by the amount of approximately NIS 1,004 thousands for the year ended December 31, 2007.

(3)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(3)	Employee Benefits (cont.)

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

As of June 30, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,766 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,442 thousands

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses grew by the amount of approximately NIS 334 and Nis 667 thousands for the period of six months and three months ended on June 30, 2007 respectively and increased by the amount of approximately 199 thousands for the year ended December 31, 2007, in addition, tax expenses decreased by the amount of approximately NIS 52 thousands and increase by the amount of a approximately Nis 32 thousands for the period of six months and three months ended on June 31, 2007 respectively and decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, NIS 1,146 thousands and NIS 1,179 thousands as of January 1, 2007, June 30, 2007 and December 31, 2007.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(4)	Put option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of June 30, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 1,791 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

Other expenses declined by the amount of approximately NIS 179 and NIS 326 thousands for the period of six months and three months ended June 30, 2007, respectively and rose in the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amounts of NIS 16,237 thousands and NIS 8,378 thousands and financing income in the amounts of NIS 4,492 thousands and NIS 3,217 thousands were presented in the income statements for the six months and the three moths ended June 30, respectively, financing expenses in the amount of NIS 31,766 thousands and financing income in the amount of NIS 10,648 thousands were presented in the income statements for the year ended December 31, 2007

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 2,178 thousands were classified at the profit from ordinary operations in the income statements for the year ended December 31, 2007.

(7)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands, NIS 10,039 thousands and NIS 908 thousands which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

(8)	Investment in Associated Companies

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

The Company included a sum of NIS 1,246 in earnings from affiliated companies, for the periods of six months and of three months ended on June 30, 2007 and a sum of NIS 2,439 thousands in earnings from associated companies for the year ended at December 31, 2007, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies, thereby increasing the Company’s earnings for the periods of six months and of three months ended on June 30, 2007 in amount of NIS 3,677 thousands and for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(9)	Provision for doubtful debts

Under generally accepted accounting principles in Israel, the provision for doubtful debts is calculated both by means of a general provision on the basis of approximations and past experience, ascertained by the company in accordance with the structure and nature of the customers in the various companies, and also on the basis of a specific provision for customers where the likelihood of collection was low in reliance on indicators in the hand of the company and was made in a specific manner.

According to international standards, the provision for doubtful debts is calculated solely on the basis of a specific provision.

As a result, the amount of the provision for doubtful debts increased as of January 1, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 63 thousands.

The amount of the provision for doubtful debts increased as of June 30, 2007 by the amount of NIS 222 thousands and deferred taxes decreased by NIS 60 thousands.

The amount of the provision for doubtful debts increased as of December 31, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 59 thousands.

(10)	Capital note issued to an investee

The company’s balance sheet includes a capital note that was issued to an investee. Due to the fact that no repayment date was set for the capital note, and in view of the fact that the company is not a controlling interest in the investee, the capital note was presented under Israeli standards at its nominal value, and financial expenses in respect of same were not recorded in the statement of operations.

In accordance with the directives of the international standards, the capital note was classified as a financial liability under IAS 39. Therefore, the capital note will be measured at unamortized cost, while using the effective interest method.

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the unamortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

(2)	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

(3)	Deemed Cost For Items Of Fixed Assets

IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 11	–	SUBSEQUENT EVENTS

A.	On July 10, 2008 the Company has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, to be paid upon closing of the transaction.

The completion of the transaction is conditional upon receiving approval as required by law, including the approval of the Israeli Antitrust Authority.

The Company currently holds approximately 36.2% of Carmel and upon completion of the transaction the Company will hold approximately 89.3% of the Carmel shares.

Subsequent to the transaction, if completed, the Company shall consolidate the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel). The principal result of the consolidation will consist of an anticipated increase in the Company’s sales. The acquisition will be financed from the Company’s own resources.

B.	On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of two new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of Series 3 debentures issued in return for approximately NIS 187,500 thousands bearing an interest rate of 7.45%. In addition the company has offered an aggregate principal amount of NIS 120,560 thousands of Series 4 debentures issued in return for approximately NIS 120,560 thousands bearing an interest rate of 4.65%. The net proceeds of the offering net of issue expenses are NIS 306,000 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

Schedule

Details of Subsidiaries and Associated Companies

At June 30, 2008

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries:

Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondi Hadera Paper Ltd.	49.90
Subsidiary of Mondi Hadera Paper Ltd.:
Mondi Hadera Paper Marketing Ltd.	49.90
Carmel Container Systems Limited	36.21
Frenkel C.D. Limited**	27.85

*	Not including dormant companies.
**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.79%.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

–	Carmel Containers Systems Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

The Board of Directors of
MONDI HADERA PAPER LTD.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Six and Three Months Ended June 30, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of June 30, 2008.

–	Statement of operations for the six and three months ended June 30, 2008.

–	Statement of changes in shareholders’ equity for the six and three months ended June 30, 2008.

–	Statement of cash flows for the six and three months ended June 30, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

August 5, 2008

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	June 30,		December 31,
	2008	2007	2007
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	9,140	681	323
Trade receivables	186,693	192,384	190,935
Other receivables	2,604	3,715	2,395
Inventories	116,737	111,151	143,366

Total current assets	315,174	307,931	337,019

Non-current assets
Property, plant and equipment	154,443	159,356	156,493
Goodwill	3,177	3,177	3,177
Other Assets	72	-	440

Total non-current assets	157,692	162,533	160,110

Total assets	472,866	470,464	497,129

Equity and liabilities

Current liabilities
Short-term bank credit	91,690	97,006	101,760
Current maturities of long-term bank loans	15,204	12,578	14,387
Capital notes to shareholders	4,918	6,360	5,514
Trade payables	90,753	104,388	118,912
American Israeli Paper Mills Group, net	74,801	69,833	71,109
Current tax liabilities	218	168	169
Other payables and accrued expenses	22,286	22,750	21,239

Total current liabilities	299,870	313,083	333,090

Non-current liabilities
Long-term bank loans	31,345	45,143	38,035
Capital notes to shareholders	-	5,605	-
Deferred taxes	22,361	13,345	18,677
Accrued severance pay, net	46	46	46

Total non-current liabilities	53,752	64,139	56,758

Capital and reserves
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	929	929
Retained earnings	74,962	48,960	62,999

	119,244	93,242	107,281

Total equity and liabilities	472,866	470,464	497,129

D. Muhlgay	A. Solel	R. Strakov
Financial Director	Managing Director	Chairman of the Supervisory Board

Approval date of the interim financial statements: August 5, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)

Revenue	383,220	378,991	178,079	190,652	770,032
Cost of sales	340,792	342,988	155,775	167,366	688,000

Gross profit	42,428	36,003	22,304	23,286	82,032

Operating costs and expenses
Selling expenses	18,699	18,049	11,288	9,639	37,889
General and administrative expenses	5,380	4,293	2,258	1,688	10,532
Other (income) expenses	698	(124)	743	(124)	(313)

	24,777	22,218	14,289	11,203	48,108

Operating profit	17,651	13,785	8,015	12,083	33,924

Finance income	8,132	177	3,203	-	5,408
Finance costs	(9,982)	(7,886)	(5,854)	(4,959)	(13,822)

	(1,850)	(7,709)	(2,651)	(4,959)	(8,414)

Profit before tax	15,801	6,076	5,364	7,124	25,510

Income tax charge	(3,838)	(1,825)	(1,324)	(2,256)	(7,220)

Profit for the period	11,963	4,251	4,040	4,868	18,290

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Six months ended June 30, 2008
(unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Profit for the period	-	-	-	11,963	11,963

Balance - June 30, 2008	1	43,352	929	74,962	119,244

Six months ended June 30, 2007
(unaudited)
Balance - January 1, 2007	1	43,352	929	44,709	88,062
Profit for the period	-	-	-	4,251	4,251

Balance - June 30, 2007	1	43,352	929	48,960	93,242

Three months ended March 31, 2008
(Unaudited)
Balance - April 1, 2008	1	43,352	929	70,922	115,204
Profit for the period	-	-	-	4,040	4,040

Balance - June 30, 2008	1	43,352	929	74,962	119,244

Three months ended March 31, 2007
(Unaudited)
Balance - April 1, 2007	1	43,352	929	44,092	88,374
Profit for the period	-	-	-	4,868	4,868

Balance - June 30, 2007	1	43,352	929	48,960	93,242

Year ended December 31, 2007
Balance - January 1, 2007	1	43,352	929	44,709	88,062
Capital notes at fair value
Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	Unaudited		Unaudited

Cash flows - operating activities
Operating profit for the period	17,651	13,785	8,015	12,083	33,924
Adjustments to reconcile operating profit to net
cash used in operating activities
(Appendix A)	17,944	(11,453)	15,670	(1,911)	(15,125)

Net cash from operating activities	35,595	2,332	23,685	10,172	18,799

Cash flows - investing activities
Acquisition of property plant and equipment	(4,478)	(3,618)	(2,699)	(970)	(8,458)
Proceeds from sale of property plant and
equipment	174	175	174	175	376
Interest received	206	177	115	58	393

Net cash used in investing activities	(4,098)	(3,266)	(2,410)	(737)	(7,689)

Cash flows - financing activities
Short-term bank credit, net	(10,070)	266	(10,397)	(20,141)	5,020
Repayment of long-term bank loans	(6,453)	(10,234)	(4,425)	(3,367)	(15,927)
Proceeds of long-term bank loans	-	18,000	-	18,000	18,000
Repayment of long-term capital
notes to shareholders	-	-	-	-	(5,676)
Interest paid	(6,157)	(6,432)	(3,240)	(3,246)	(12,219)

Net cash from (used in) financing
activities	(22,680)	1,600	(18,062)	(8,754)	(10,802)

Increase in cash and cash equivalents	8,817	666	3,213	681	308
Cash and cash equivalents at the
beginning of the financial period	323	15	5,927	-	15

Cash and cash equivalents of the
end of the financial period	9,140	681	9,140	681	323

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD.
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	Unaudited		Unaudited

A. Adjustments to reconcile operating
profit (loss) to net cash provided by (used
in) operating activities

Finance income (expenses), net	4,101	(1,454)	474	(1,771)	3,412
Depreciation and amortization	5,828	4,910	2,919	2,256	10,701
Capital loss (gain) on disposal of property
plant and equipment	698	(175)	698	(175)	(313)
Effect of exchange rate and linkage
differences of long-term bank loans	580	843	549	1,044	1,237
Effect of exchange rate
differences of long-term
capital notes to shareholders	(596)	219	(175)	272	(556)
Income tax paid	(53)	(70)	(32)	(53)	(121)

Changes in assets and liabilities:
Decrease (increase) in trade receivables	4,242	(19,210)	15,469	4,119	(17,761)
Decrease (increase)
in other receivables	(209)	519	1,153	1,276	1,915
Decrease (increase)
in inventories	26,629	(2,035)	3,982	(3,532)	(34,250)
Increase (decrease) in trade payables	(28,330)	(3,979)	(6,191)	(6,715)	12,394
Increase in American Israeli Paper Mills
Group, net	3,692	7,026	461	2,210	8,302
Decrease (increase) in other Assets	368	-	466	-	(440)
Increase (decrease) in other
payables and accrued expenses	994	1,953	(4,103)	(842)	355

	17,944	(11,453)	15,670	(1,911)	(15,125)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and American-Israeli Paper Mills Ltd. (“AIPM”) (49.9%).

B.	Definitions:

The Company	-	Mondi Hadera Paper Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations. 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a consistent manner and to all previous reporting periods presented in these condensed interim financial statements and to the opening balance sheet.

The unaudited condensed interim consolidated financial statements as of June 30, 2008 and for the six and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of June 30, 2008 and for the six and three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS) (Cont.)

(2)	First time IFRS standards adoption (Cont.)

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008. while applying the said transition instructions the Company chose to apply two reliefs allowed under IFRS 1. See note 7f.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 7 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

■	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

■	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

■	Inventories are stated at the lower of cost and net realizable value.

■	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

■	Liabilities to employees as described in note 2Q.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

E.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

MONDI HADERA PAPER LTD. AND SUBSIDIARIESNOTES
TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Leasehold improvements	10
Machinery and equipment	5-20	(mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

G.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

With regards to the publication of IAS 23 (Revised) see Note 2S.

MONDI HADERA PAPER LTD.. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Inventories (Cont.)

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary
materials and other	-	Based on moving-average basis.

J.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

K.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)

—	Loans and receivables

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets (Cont.)

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

—	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

MONDI HADERA PAPER LTD. AND SUBSIDIARIESNOTES
TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

For all other financial assets, including finance lease receivables and objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

In a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

L.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Leasing

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

P.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Taxation (Cont.)

(2)	Deferred tax

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts. For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized in full in the period in which they occur, in profit or loss.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rate of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2008	5.285	3.352	108.90
June 30, 2007	5.713	4.249	110.97
December 31, 2007	5.6592	3.846	106.40

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2008	(6.60)	(12.84)	2.349
Six months ended June 30, 2007	2.670	0.568	7.8
Year ended December 31, 2007	1.71	(8.97)	3.39

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of June 30, 2008 and for the six and three months then ended.

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

IAS	23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

IFRS 1 “First Time Adoption of IFRS” and IAS 27 “Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at firs time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTANTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the directors have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition

In making their judgment, the directors considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the directors are satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTANTY (Cont.)

B.	Critical judgments in applying accounting policies (Cont.)

Useful lives of property, plant and equipment

As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.

C.	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 2Q above).

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	June 30,		December 31,
	2008	2007	2007
	(Unaudited)

Trade payables - AIPM	74,801	69,833	71,109

Trade payables - related parties	988	5,933	38,090

Other payables and accrued expenses - related parties	-	28	34

Capital notes to shareholders	5,847	11,965	6,443

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)

Sales to related parties	7,080	12,500	3,721	5,496	26,602

Purchase from related parties	42,078	46,938	20,262	16,684	106,226

Selling expenses, net (Participation in selling expenses, net)	-	34	-	-	64

General and administrative Expenses	732	799	372	386	1,998

Financing expenses, net	1,768	1,661	1,041	620	2,880

C.	(1) The Company leases its premises from AIPM and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed every year.

(2) The Group is obligated to pay commissions to NAG.

NOTE 6	–	INCOME TAXES (TAXES BENEFITS)

(1)	The effective tax rate for the six months ended June 30, 2008 is 25%, due to deferred taxes in the sum of NIS 250 thousand regarding to prior years losses.

(2)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, regarding to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two reliefs. See note 7f.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, June 30, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the six and three months ended June 30, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

	December 31, 2007			June 30, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands
				(Unaudited)

Assets
Current assets
Cash and cash equivalents	323	-	323	681	-	681
Trade receivables	190,935	-	190,935	192,384	-	192,384
Other receivables	13,652	(11,257)	2,395	19,808	(16,093)	3,715
Inventories	143,366	-	143,366	111,151	-	111,151

Total current assets	348,276	(11,257)	337,019	324,024	(16,093)	307,931

Non-current assets
Property, plant and equipment	156,493	-	156,493	159,356	-	159,356
Goodwill	3,177	-	3,177	3,177	-	3,177
Long term trade receivables	440	-	440	-	-	-

Total non-current assets	160,110	-	160,110	162,533	-	162,533

Total assets	508,386	(11,257)	497,129	486,557	(16,093)	470,464

Equity and liabilities

Current liabilities
Short-term bank credit	101,760	-	101,760	97,006	-	97,006
Current maturities of long-term bank loans	14,387	-	14,387	12,578	-	12,578
Capital notes to shareholders	5,514	-	5,514	6,360	-	6,360
Trade payables	118,912	-	118,912	104,388	-	104,388
American Israeli Paper Mills Group, net	71,109	-	71,109	69,833	-	69,833
Current tax liabilities	-	169	169	-	168	168
Other payables and accrued expenses	21,408	(169)	21,239	22,918	(168)	22,750

Total current liabilities	333,090	-	333,090	313,083	-	313,083

Non-current liabilities
Long-term bank loans	38,035	-	38,035	45,143	-	45,143
Capital notes to shareholders	-	-	-	5,605	-	5,605
Deferred taxes	29,934	(11,257)	18,677	29,438	(16,093)	13,345
Accrued severance pay, net	46	-	46	46	-	46

Total non-current liabilities	68,015	(11,257)	56,758	80,232	(16,093)	64,139

Capital and reserves
Share capital	1	-	1	1	-	1
Premium	43,352	-	43,352	43,352	-	43,352
Capital reserves	929	-	929	929	-	929
Retained earnings	62,999	-	62,999	48,960	-	48,960

	107,281	-	107,281	93,242	-	93,242

Total equity and liabilities	508,386	(11,257)	497,129	486,557	(16,093)	470,464

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS: (Cont.)

	January 1, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands

Assets

Current assets

Cash and cash equivalents	15	-	15
Trade receivables	173,174	-	173,174
Other receivables	6,686	(2,376)	4,310
Inventories	109,116	-	109,116

Total current assets	288,991	(2,376)	286,615

Non-current assets
Property, plant and equipment	160,288	-	160,288
Goodwill	3,177	-	3,177

Total non-current assets	163,465	-	163,465

Total assets	452,456	(2,376)	450,080

Equity and liabilities

Current liabilities
Short-term bank credit	96,740	-	96,740
Current maturities of long-term bank loans	15,243	-	15,243
Capital notes to shareholders	5,231	-	5,231
Trade payables	108,007	-	108,007
American Israeli Paper Mills Group, net	62,807	-	62,807
Current tax liabilities	-	76	76
Other payables and accrued expenses	20,960	(76)	20,884

Total current liabilities	308,988	-	308,988

Non-current liabilities
Long-term bank loans	33,869	-	33,869
Capital notes to shareholders	6,515	-	6,515
Deferred taxes	14,047	(2,376)	11,671
Accrued severance pay, net	46	-	46

Total non-current liabilities	54,477	(2,376)	52,101

Capital and reserves
Share capital	1	-	1
Premium	43,352	-	43,352
Capital reserves	929	-	929
Retained earnings	44,709	-	44,709

	88,991	-	88,991

Total equity and liabilities	452,456	(2,376)	450,080

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Six months ended June 30, 2007			Three months ended June 30, 2007			Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands			NIS in thousands
	(Unaudited)			(Unaudited)

Revenue	378,991	-	378,991	190,652	-	190,652	770,032	-	770,032
Cost of sales	342,988	-	342,988	167,366	-	167,366	688,000	-	688,000

Gross profit	36,003	-	36,003	23,286	-	23,286	82,032	-	82,032

Operating costs and expenses
Selling expenses	18,049	-	18,049	9,639	-	9,639	37,889	-	37,889
General and administrative expenses	4,293	-	4,293	1,688	-	1,688	10,532	-	10,532
Other income	(124)	-	(124)	(124)	-	(124)	(313)	-	(313)

	22,218	-	22,218	11,203	-	11,203	48,108	-	48,108

Operating profit	13,785	-	13,785	11,959	-	11,959	33,924	-	33,924

Finance income	-	177	177	-	-	-	-	5,408	5,408
Finance costs	(7,709)	(177)	(7,886)	(4,959)	-	(4,959)	(8,414)	(5,408)	(13,822)

Profit before tax	6,076	-	6,076	7,124	-	7,124	25,510	-	25,510
Income tax (charge) credit	1,825	-	1,825	2,256	-	2,256	(7,220)	-	(7,220)

Profit for the period	4,251	-	4,251	4,868	-	4,868	18,290	-	18,290

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Equity Reconciliation

	Share capital	Premium	Capital reserves	Retained earnings	Total

Six months ended June 30, 2007 (Unaudited)
Israeli GAAP	1	43,352	929	48,960	93,242

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	48,960	93,242

Year ended December 31, 2007
Israeli GAAP	1	43,352	929	62,999	107,281

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	62,999	107,281

Balance - January 1, 2007
Israeli GAAP	1	43,352	929	44,709	88,991

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	44,709	88,991

E.	Additional information

1.	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 177 thousand, NIS 58 thousand were classified as cash flows provided from investing activities for the six and three months ended June 30, 2007 respectively.

A sum of NIS 393 thousand was classified as cash flow provided from investing activities for the year ended December 31, 2007.

2.	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used in operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows used in operating activities or cash flows used in financing activities.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

2.	Classification of Interest paid (Cont.)

Consequently, amounts in the sum of NIS 6,432 thousand, NIS 3,246 thousand were classified as cash flows used in financing activities for the six and three months ended June 30, 2007 respectively.

A sum of NIS 12,219 thousand was classified as cash flow used in financing activities for the year ended December 31, 2007.

3.	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 2,376 thousand, NIS 16,093 thousand and NIS 11,257 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

4.	Financial Revenues and expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented in the income statement as a net amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 7,886 thousand and NIS 13,822 thousand and financing income in the amount of NIS 177 thousand and NIS 5,408 thousand were presented in the income statement for the six months ended June 30, 2007 and the year ended December 31, 2007 respectively.

5.	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax liabilities were classified as other current liabilities.

Pursuant to IAS 1, current tax liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 76 thousand, NIS 168 thousand and NIS 169 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

1.	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

2.	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Six and Three Months Ended June 30, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of June 30, 2008.

–	Statements of operations for the six and three months ended June 30, 2008.

–	Statements of changes in shareholders’ equity for the six and three months ended June 30, 2008.

–	Statements of cash flows for the six and three months ended June 30, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
31 July, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	As of June 30,		As of December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	11,399	17,000	23,082
Trade receivables	306,943	280,338	274,232
Inventories	199,577	194,718	184,424
Current tax assets	2,165	12,071	9,959
Capital note of shareholder	31,990	-	-
Other current assets	7,474	3,866	11,542

	559,548	507,993	503,239

Non-Current Assets
Capital note of shareholder	-	31,990	31,210
VAT Receivable	39,725	36,907	43,317
Property plant and equipment	302,571	297,501	310,368
Goodwill	20,496	24,227	24,495
Employee benefit asset	905	-	-
Deferred tax assets	10,825	26,655	11,245
Other non-current assets	1,990	2,087	2,022

	376,512	419,367	422,657

	936,060	927,360	925,896

Current Liabilities
Borrowings	73,760	159,623	155,302
Trade payables	262,386	254,136	265,827
Current tax liabilities	-	12,509	-
Other payables and accrued expenses	76,732	50,274	58,800

	412,878	476,542	479,929

Non-Current Liabilities
Borrowings	71,166	-	-
Employee benefit obligations	5,111	3,089	5,301
Deferred tax liabilities	39,325	36,466	39,730

	115,602	39,555	45,031

Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(43,864)	(5,179)	(8,106)
Retained earnings	186,198	151,196	143,796

	407,580	411,263	400,936

	936,060	927,360	925,896

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: 31,July 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenue	799,131	644,049	393,801	313,859	1,375,674

Cost of sales	542,361	449,760	265,544	218,613	968,594

Gross profit	256,770	194,289	128,257	95,246	407,080

Operating costs and expenses

Selling and marketing expenses	158,007	139,430	79,605	67,814	279,901

General and administrative expenses	35,126	33,342	15,084	14,879	65,729

Operating profit	63,637	21,517	33,568	12,553	61,450

Finance expenses	(9,657)	(16,637)	(4,346)	(8,614)	(29,327)

Finance income	10,904	913	4,667	42	1,790

Profit before tax	64,884	5,793	33,889	3,981	33,913

Income taxes charge	(22,482)	(30,585)	(11,769)	(8,161)	(64,545)

Profit (loss) for the period	42,402	(24,792)	22,120	(4,180)	(30,632)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Total

Six months ended
June 30, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Exchange differences arising on
translation of foreign operations	-	-	(35,961)	-	-	(35,961)
Movement in capital reserve of
Hedging transactions, net	-	-	-	203	-	203
Profit for the period					42,402	42,402

Balance - June 30, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580

Six months ended
June 30, 2007 (unaudited)
Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
translation of foreign operations	-	-	8,742	-	-	8,742
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital reserve of
Hedging transactions, net	-	-	-	548	-	548
Loss for the period	-	-	-	-	(24,792)	(24,792)

Balance - June 30, 2007	29,638	235,608	(5,651)	472	151,196	411,263

Three months ended
June 30, 2008 (unaudited)
Balance - April 1, 2008	29,638	235,608	(46,853)	(1,173)	164,078	381,298
Exchange differences arising on
translation of foreign operations	-	-	4,135	-	-	4,135
Movement in capital reserve of
Hedging transactions, net	-	-	-	27	-	27
Profit for the period	-	-	-	-	22,120	22,120

Balance - June 30, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
June 30, 2007 (unaudited)

Balance - April 1, 2007	29,638	235,608	(15,589)	(202)	155,376	404,831
Exchange differences arising on
translation of foreign operations	-	-	9,938	-	-	9,938
Capitalization of retained earnings
From Approved Enterprise
Earnings		-	-	-	-	-
Movement in capital reserve of
Hedging transactions, net	-	-	-	674	-	674
Loss for the period					(4,180)	(4,180)

Balance - June 30,2007	29,638	235,608	(5,651)	472	151,196	411,263

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
translation of foreign operations	-	-	7,636	-	-	7,636
Movement in capital reserve of
hedging transactions, net	-	-	-	(1,273)	-	(1,273)
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note
revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	(30,632)	(30,632)

Balance - December 31,2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(unaudited)		(unaudited)

Cash flows - operating activities
Operating profit for the period	63,637	21,517	33,568	12,553	61,450
Adjustments to reconcile operating
profit to net cash provided by (used in)
operating activities (Appendix A)	(41,808)	4,893	(2,969)	(7,278)	30,592

Net cash generated by (used in) operating activities	21,829	26,410	30,599	5,275	92,042

Cash flows - investing activities
Acquisition of property plant and equipment	(20,061)	(13,442)	(12,913)	(6,674)	(43,013)
Proceeds from disposal of Property plant and equipment	220	28	92	28	124
Interest received	1,212	334	1,010	187	720

Net cash used in investing activities	(18,629)	(13,080)	(11,811)	(6,459)	(42,169)

Cash flows - financing activities
Borrowings received	94,397	-	(5,603)	-	-
Short-term bank credit	(102,539)	(2,750)	(26,741)	5,070	(7,368)
Interest paid	(4,632)	(1,380)	(2,266)	(531)	(27,291)

Net cash generated by (used in) financing activities	12,774	(4,130)	(34,610)	4,539	(34,659)

Net increase (Decrease) in cash and cash equivalents	(9,574)	9,200	(15,822)	3,355	15,214
Cash and cash equivalents - beginning of period	23,082	7,190	26,190	13,001	7,190
Effects of exchange rate changes on the
balance of cash held in foreign currencies	(2,109)	610	1,031	644	678

Cash and cash equivalents - end of period	11,399	17,000	11,399	17,000	23,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
		(Unaudited)		(Unaudited)

A.	Adjustments to reconcile operating
	profit to net cash provided by (used in)
	operating activities

	Finance income (expenses), net.	4,667	(14,678)	1,579	(8,228)	(966)
	Depreciation and amortization	14,905	13,744	7,949	7,092	27,871
	Capital loss on disposal of property,
	plant and equipment	98	23	(182)	59	658
	Effect of exchange rate differences, net	-	283	-	283	(1,110)
	Effect of exchange rate differences
	of capital note to shareholder	(780)	(780)	(390)	(390)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	(37,103)	(11,959)	10,719	14,347	11,505
	Decrease (Increase) in other current assets	3,029	6,922	527	7,336	(516)
	Decrease (Increase) in inventories	(25,008)	(17,246)	(12,710)	(27,783)	(7,004)
	Increase (Decrease) in trade payables	1,283	35,589	5,924	22,263	50,770
	Net change in balances with related parties	(5,443)	13,029	(7,570)	8,704	(5,878)
	Increase (Decrease) in other payables and accrued expenses	19,850	4,072	(1,709)	(17,161)	10,467
	Decrease in other long term asset	(3,606)	(8,589)	(3,564)	(5,308)	(14,177)
	Long term liability for employee benefit obligations	1,709	1,290	155	1,599	3,502

		(26,399)	21,700	728	2,813	73,562

	Income taxes received	7,065	5,490	7,065	240	6,030
	Income taxes paid	(22,474)	(22,297)	(10,762)	(10,331)	(49,000)

		(41,808)	4,893	(2,969)	(7,278)	30,592

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control,(as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of June 30, 2008 and for the six and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008 while applying the said transition instructions the Company chose to apply one relief allowed under IFRS No. 1, see Note 7G.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 7 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Assets and liabilities measured by fair derivative financial instruments.

—	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2Q.

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies (Cont.)

Exchange differences are recognised in profit or loss in the period in which they except for:

—	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Goodwill (Cont.)

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revaluated amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products	Based on standard cost method

Purchased finished goods raw, auxiliary materials and other	Based on moving-average basis.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Inventories (Cont.)

Inventories that are purchase on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(3)	Impairment of financial assets (Cont.)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges),

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts.

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the income statement.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

With regards to the publication of IFRIC 14 see note 2S below.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2008	1,224	3,352	108.88
June 30, 2007	1,313	4,249	103.9
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2008	4.08	(12.84)	2.33
Three months ended June 30, 2008	(8.25)	(5.66)	2.23
Six months ended June 30, 2007	(7.27)	0.57	0.97
Three months ended June 30, 2007	(5.81)	2.26	1.21
Year ended December 31, 2007	(16.95)	(8.97)	3.4

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of June 30, 2008 and for the six and three months then ended.

Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of IFRIC 11 will effect the Group’s accounting policies with regards to the stock options granted by AIPM to senior management of the Company (see Note 3).

Except for the above, the adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IAS 27 (Amended) “Consolidated and Separate Financial Statements”

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the Company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company, will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the Company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the Company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at firs time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(1)	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(2)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition

In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 20 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

(3)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

(3)	Key sources of estimation uncertainty (Cont.)

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 2Q above).

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

A.	On January 2008, the Company made an agreement with an Israeli bank for an prime linked interest loan in the amount of NIS 100 million which will be repaid during 4 year period. As part of the agreement the Company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company’s shareholder’s Kimberly Clark and AIPM separately or together, will not hold less than 51% of the Company’s share capital.

B.	On May 20, 2008 the Company received from the Israeli tax authority a compensation in the amount of about NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	As of June 30,		As of December 31,
	2008	2007	2007
	(Unaudited)

Trade receivables	29,502	2,487	22,678

Capital note - shareholder	31,990	31,990	32,770

Trade payables	57,370	51,914	55,099

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

B.	Transactions with Related Parties

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)

Sales to related parties	91,299	12,950	46,223	3,696	82,217

Cost of sales	73,208	88,312	26,897	46,502	188,252

Royalties to the shareholders	15,051	14,516	7,528	7,158	28,069

General and administrative
expenses	4,706	4,738	1,726	1,974	10,944

NOTE 6	–	INCOME TAX CHARGE

(1)	The effective tax rate for the six and three months period ended June 30, 2008 is 31.6% and 28.8% respectively and is mainly due to unrecorded deferred taxes in connection with tax loss carry foreword in KCTR, income in reduced tax rate and non deductible expenses.

(2)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to vent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the deciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are pared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the resented periods will be determined finally only upon paration of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, June 30, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the six and three months ended June 30, 2007 pared in accordance with International Accounting Standards. In addition, the table sents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

		Juen 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		17,000	-	17,000
Trade receivables		280,338	-	280,338
Inventories		194,718	-	194,718
Current tax assets	F2	-	12,071	12,071
Other current assets	F1, F2	21,777	(17,911)	3,866

		513,833	(5,840)	507,993

Non-Current Assets
Capital note of shareholder	F7	32,770	(780)	31,990
VAT Receivable		36,907	-	36,907
Property, plant and equipment	F3	301,986	(4,485)	297,501
Goodwill		24,227	-	24,227
Other non current assets - land leases	F3	-	2,087	2,087
Deferred tax assets	F1, F4	20,680	5,975	26,655

		416,570	2,797	419,367

		930,403	(3,043)	927,360

Current Liabilities
Borrowings		159,623	-	159,623
Trade payables		254,136	-	254,136
Current tax liabilities	F2	-	12,509	12,509
Other payables and accrued expenses	F2, F4	63,614	(13,340)	50,274

		477,373	(831)	476,542

Non-Current Liabilities
Employee benefit obligations	F4	1,587	1,502	3,089
Deferred tax liabilities	F3	36,977	(511)	36,466

		38,564	991	39,555

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(5,179)	-	(5,179)
Retained earnings		154,399	(3,203)	151,196

		414,466	(3,203)	414,466

		930,403	(3,043)	411,263

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		23,082	-	23,082
Trade receivables		274,232	-	274,232
Inventories		184,424	-	184,424
Current tax assets	F2	-	9,959	9,959
Other current assets	F1,F2	39,098	(27,556)	11,542

		520,836	(17,597)	503,239

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		43,317	-	43,317
Property plant and equipment	F3	314,853	(4,485)	310,368
Goodwill		24,495	-	24,495
Lease receivables	F3	-	2,022	2,022
Deferred tax assets	F1,F4	5,261	5,984	11,245

		420,696	1,961	422,657

		941,532	(15,636)	925,896

Current Liabilities
Borrowings		155,302	-	155,302
Trade payables		265,827	-	265,827
Other payables and accrued expenses	F2,F4	71,525	(12,725)	58,800

		492,654	(12,725)	479,929

Non-Current Liabilities
Employee benefit obligations	F4	3,402	1,899	5,301
Deferred tax liabilities	F3	40,333	(603)	39,730

		43,735	1,296	45,031

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(8,106)	-	(8,106)
Retained earnings		148,003	(4,207)	143,796

		405,143	(4,207)	400,936

		941,532	(15,636)	925,896

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		7,190	-	7,190
Trade receivables		263,126	-	263,126
Inventories		172,709	-	172,709
Current tax assets	F2	-	10,471	10,471
Other current assets	F1, F2	27,576	(17,112)	10,464

		470,601	(6,641)	463,960

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		26,170	-	26,170
Property plant and equipment	F3	299,294	(4,485)	294,809
Goodwill		22,338	-	22,338
Lease receivables	F3	-	2,151	2,151
Deferred tax assets	F1, F4	30,788	6,816	37,604

		411,360	2,922	414,282

		881,961	(3,719)	878,242

Current Liabilities
Borrowings		152,856	-	152,856
Trade payables		204,936	-	204,936
Current tax liabilities	F2	-	11,303	11,303
Other payables and accrued expenses	F2, F4	58,040	(12,249)	45,791

		415,832	(946)	414,886

Non-Current Liabilities
Employee benefit obligations	F4	-	1,799	1,799
Deferred tax liabilities	F3	35,364	(572)	34,792

		35,364	1,227	36,591

Capital and reserves
Issued capital		259,791	-	259,791
Reserves		(14,469)	-	(14,469)
Retained earnings		185,443	(4,000)	181,443

		430,765	(4,000)	426,765

		881,961	(3,719)	878,242

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Six months ended			Three months ended			Year ended December 31, 2007
		June 30, 2007			June 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands			NIS in thousands
	Note	(Unaudited)			(Unaudited)

Revenue		644,049	-	644,049	313,859	-	313,859	1,375,674	-	1,375,674
Cost of sales	F3, F4, F6	449,737	23	449,760	218,683	(70)	218,613	968,374	220	968,594

Gross profit		194,312	(23)	194,289	95,176	70	95,246	407,300	(220)	407,080

Operating costs and expenses
Selling expenses	F4	139,552	(122)	139,430	67,898	(84)	67,814	279,868	33	279,901
General and Administrative
expenses	F4	33,384	(42)	33,342	14,897	(18)	14,879	65,710	19	65,729

Operating profit		21,376	141	21,517	12,381	172	12,553	61,722	(272)	61,450
Finance expenses	F5	(16,504)	(133)	(16,637)	(8,962)	348	(8,614)	(29,097)	(230)	(29,327)
Finance income	F5, F7	-	913	913	-	42	42	-	1,790	1,790

Other income (expenses), net	F6	23	(23)	-	247	(247)	-	5	(5)	-

Profit before tax		4,895	898	5,793	3,666		3,981	32,630	1,283	33,913
Income tax charge		(30,484)	(101)	(30,585)	(8,104)	(57)	(8,161)	(64,615)	70	(64,545)

Profit (loss) for the period		(25,589)	797	(24,792)	(4,438)	258	(4,180)	(31,985)	1,353	(30,632)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capita	Capital reserves	Foreign currency translation reserve	Accumulated other comhensive income	Retained earnings	Total
	Note	NIS in thousands

As of June 30, 2007 (unaudited)

Israeli GAAP		29,638	235,608	(5,651)	472	154,399	414,466

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(536)	(536)
Amortization of pre-paid expenses in respect of lease of land	F3	-	-	-	-	(1,887)	(1,887)
Movement in capital note revaluation reserve	F7	-	-	-	-	(780)	(780)

Under IFRS rules		29,638	235,608	(5,651)	472	151,196	411,263

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comhensive income	Retained earnings	Total
	Note	NIS in thousands

As of December 31, 2007

Israeli GAAP		29,638	235,608	(6,757)	(1,349)	148,003	405,143

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(787)	(787)
Amortization of pre-paid expenses in respect of
lease of land	F3	-	-	-	-	(1,860)	(1,860)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (Cont.)

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comhensive income	Retained earnings	Total
	Note	NIS in thousands

As of January 1, 2007

Israeli GAAP		29,638	230,153	(14,393)	(76)	185,443	430,765

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(678)	(678)
Amortization of pre-paid expenses in respect of lease of
land	F3	-	-	-	-	(1,762)	(1,762)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	230,153	(14,393)	(76)	181,443	426,765

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Statement of cash flows reconciliation

(1)	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received were classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 334 thousand, NIS 187 thousand were classified as cash flows provided from investing activities for the six and three months ended June 30, 2007 respectively.

A sum of NIS 720 thousand was classified as cash flow provided by investing activities for the year ended December 31, 2007.

(2)	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid were classified as cash flows used for operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 1,380 thousand, NIS 531 thousand were classified as cash flows used for financing activities for the six and three months ended June 30, 2007 respectively.

A sum of NIS 27,291 thousand was classified as cash flow used for financing activities for the year ended December 31, 2007.

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 6,641 thousand, NIS 5,840 thousand and NIS 5,770 thousand which were viously sented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

(2)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (cont)

(2)	Current Taxes (cont)

consequently, amounts of NIS 10,471 thousand, NIS 12,071 thousand and NIS 21,786 thousand which were viously sented under other current assets were reclassified to current tax assets as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively. And amounts of NIS 11,303 thousand, NIS 12,509 thousand and NIS 11,827 thousand which were viously sented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, June 30, 2007 and December 31, 2007 respectively.

(3)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not deciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Afula which were leased from the Israel Land Administration, shall be sented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

Consequently, the lease receivables balance in respect of an operating lease increased by NIS 2,151 thousand, NIS 2,087 thousand and by NIS 2,022 thousand and the balance of property, plant and equipment decreased by NIS 4,485 thousand. The change was partly carried to retained earnings in the amounts of NIS 1,762 thousand, NIS 1,887 thousand and NIS 1,860 thousand and partly against deferred taxes in the amounts of NIS 572 thousand, NIS 511 thousand and NIS 603 thousand on January 1, 2007, June 30, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(4)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the Company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be sented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is decrease in other payables and accrued expenses due to unutilized vacation pay in the amounts of NIS 946 thousand, NIS 831 thousand and NIS 898 thousand and an increase in respect of employee benefit obligation in the amounts of NIS 1,799 thousand, NIS 1,502 thousand and NIS 1,899 thousand as of January 1, 2007, June 30, 2007 and December 31, 2007, respectively,

The change was partly carried to retained earnings in the amounts of NIS 678 thousand, NIS 536 thousand and NIS 787 thousand and partly against deferred taxes in the amounts of NIS 175 thousand, NIS 135 thousand and NIS 214 thousand on January 1, 2007, June 30, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are sented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be sented separately.

Consequently, financing expenses in the amounts of NIS 16,637 thousand and financing income in the amount of NIS 913 thousand were sented in the income statements for the six months ended June 30, 2007.

Financing expenses in the amount of NIS 8,614 thousands and financing income in the amount of NIS 42 thousands were sented in the income statements for the three months ended June 30, 2007.

Financing expenses in the amount of NIS 29,327 thousand and financing income in the amount of NIS 1,790 thousand were sented in the income statement for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are sented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be sented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other income in the amounts of NIS 23 thousand and NIS 247 thousand were classified as cost of sales in the income statements for the six and three months ended June 30, 2007 respectively.

Other income in the amount of NIS 5 thousand were classified as cost of sales in the income statements for the year ended December 31, 2007.

(7)	Capital note of shareholder

In accordance with generally accepted accounting principles in Israel, the capital note to AIPM was stated at nominal value and not capitalized.

Pursuant to IAS 32 and IAS 39 the capital note to AIPM is considered financial asset and need to be measured at amortized cost using the effective interest method, less any impairment.

Consequently, the capital note balance decreased by NIS 1,560 thousand, NIS 780 thousand and NIS 1,560 thousand as of January 1, 2007, June 30, 2007 and December 31, 2007, respectively. The retained earnings decreased in the same amounts respectively. Finance income was increased in the amounts of NIS 1,560 thousand, NIS 780 thousand and NIS 390 thousand for the six and three months ended June 30, 2007 and the year ended December 31, 2007 respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

(2)	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated deciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 6

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

(UNAUDITED)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

UNAUDITED

IN NIS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (3)5633443 www.ey.com.il

The Board of Directors
Carmel Container Systems Ltd.

Re:     Review report of unaudited interim consolidated financial statements for the six and three months ended June 30, 2008

At your request, we have reviewed the accompanying interim consolidated balance sheet of Carmel Container Systems Ltd. (“the Company”) as of June 30, 2008, and the related interim consolidated statements of income, consolidated statements of recognized income and expenses and cash flows for the six and three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and of the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel, and accordingly, we do not express an opinion on the interim consolidated financial statements.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in conformity with International financial standard IAS 34, “Interim Financial Reporting”, and with the disclosure requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Haifa, Israel	KOST FORER GABBAY & KASIERER
August 4, 2008	A Member of Ernst & Young Global

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 4)
	December 31, 2007	June 30,		June 30, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,522	1,593	1,318	393
Trade receivables	185,153	180,939	164,994	49,222
Other accounts receivable and prepaid
expenses	2,546	2,241	3,105	926
Inventories	55,149	66,678	61,871	18,459

Total current assets	245,370	251,451	231,288	69,000

NON CURRENT ASSETS
Long term receivables	141	246	1,754	523
Assets in respect of employee benefits	623	974	-	-
Investment in associated company	8,651	8,607	8,402	2,507
Property and equipment, net	72,454	76,668	67,020	19,994
Intangible assets, net (see Note 6)	2,127	2,127	-	-

Total non - current assets	83,996	88,622	77,176	23,024

Total assets	329,366	340,073	308,464	92,024

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 4)
	December 31, 2007	June 30,		June 30, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	16,903	22,839	25,482	7,602
Current maturities of long-term loans	25,602	27,150	23,053	6,877
Trade payables	87,423	88,761	71,482	21,327
Derivative financial instruments	537	-	12,090	3,606
Provision for Tax	3,993	-	-	-
Other accounts payable and accrued expenses	17,190	14,693	17,463	5,210

Total current liabilities	151,648	153,443	149,570	44,622

NON - CURRENT LIABILITIES:
Long-term liabilities from banks	49,376	61,363	39,313	11,728
Liabilities in respect of employee benefits, net	-	-	454	135
Deferred income taxes, net	6,959	9,383	7,053	2,104

Total non - current liabilities	56,335	70,746	46,820	13,967

SHAREHOLDERS' EQUITY ATTRIBUTABLE TO
EQUITY HOLDERS OF THE PARENT
Share capital	23,716	23,716	23,716	7,075
Treasury shares	(27,565)	(27,565)	(27,565)	(8,223)
Share premium	45,413	45,413	45,413	13,548
Retained earnings	80,211	74,320	79,340	23,669
Other capital reserves	(392)	-	(8,830)	(2,634)

Total shareholders' equity	121,383	115,884	112,074	33,435

Total liabilities and shareholders' equity	329,366	340,073	308,464	92,024

August 4, 2008

Date of approval of	Menachem Kalach	Zvika Livnat	Doron Kempler	Jacob Konkol
the financial	Director	Vice Chairman of the	General Manager	Chief Financial
statements		Broad of Directors		Officer

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

						Convenience Translation (Note 4)
	Year ended December 31, 2007	Three months ended June 30,		Six months ended June 30,		Six months ended June 30, 2008
		2007	2008	2007	2008
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except share and per share amounts)

Revenues	471,428	110,632	100,131	232,569	217,109	64,770
Cost of revenues	416,719	97,432	94,912	207,727	198,546	59,232

Gross profit	54,709	13,200	5,219	24,842	18,563	5,538

Selling and marketing expenses	24,185	5,904	5,455	12,563	11,648	3,475
General and administrative expenses	16,621	3,980	4,399	8,022	9,621	2,870
Other income	(102)	-	(1,437)	-	(1,108)	(331)

Operating income (loss)	14,005	3,316	(3,198)	4,257	(1,598)	(476)

Capital gain (loss) from sale of fixed assets	235	9	18	49	59	17
Financial income	1,783	141	1,962	550	3,787	1,130
Financial expenses	(6,112)	(2,297)	(1,758)	(3,256)	(3,287)	(981)
Equity in losses of an associated company	(324)	(90)	(370)	(124)	(212)	(63)

Income (loss) before taxes on income	9,587	1,079	(3,346)	1,476	(1,251)	(373)
Taxes on income (tax benefit)	1,931	87	(1,060)	27	(693)	(207)

Income (loss) after taxes on income	7,656	992	(2,286)	1,449	(558)	(166)

Net income (loss)	7,656	992	(2,286)	1,449	(558)	(166)

Net income (loss) per share attributable to
equity holders of the parent	3.79	0.49	(1.31)	0.66	(0.32)	(0.09)

Weighted average number of shares outstanding
during the period (in thousands)	2,022	2,026	1,740	2,211	1,740	1,740

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

						Convenience Translation (Note 4)
	Year ended December 31, 2007	Three months ended June 30,		Six months ended June 30,		Six months ended June 30, 2008
		2007	2008	2007	2008
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Loss in respect of hedging derivative ,net	(392)	-	(950)	-	(8,830)	(2,634)
Amounts transferred to the income statements in
respect of hedging derivative	-	-	330	-	392	117
Actuarial losses in respect of defined benefit
plans, net	(560)	-	-	-	(276)	(83)
Equity in actuarial earnings (losses) in respect of
defined benefit plans of associated company, net	244	-	-	-	(37)	(11)

Total expenses recognized directly in equity	(708)	-	(620)	-	(8,751)	(2,611)
Net income (loss)	7,656	992	(2,286)	1,449	(558)	(166)

Total recognized income (expenses)	6,948	992	(2,906)	1,449	(9,309)	(2,777)

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience Translation (Note 4)
	Year ended December 31, 2007	Three months ended June 30,		Six months ended June 30,		Six months ended June 30, 2008
		2007	2008	2007	2008
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net income (loss)	7,656	992	(2,286)	1,449	(558)	(166)
Adjustments required to reconcile net income
to net cash provided by (used in) operating
activities:
Equity in losses of an affiliated company	324	90	370	124	212	63
Depreciation	21,920	4,650	5,500	9,212	10,933	3,262
Deferred income taxes, net	(2,062)	87	(831)	27	(693)	(206)
Liabilities in respect of employee benefits,
net	199	(173)	308	489	709	212
Erosion and Linkage differentials of
long-term loans from banks	710	185	437	114	555	166
Capital gain from sale of property and
equipment, net	(235)	(9)	(18)	(49)	(59)	(18)
Impairment of Ashkelon assets	-	-	1,943	-	1,943	580
Impairment of intangible assets	-	-	-	-	2,127	635
Decrease (increase) in trade receivables	(24,259)	1,470	15,211	(17,663)	20,159	6,014
Increase in long-term receivables	-	-	-	-	(1,706)	(509)
Decrease (increase) in other accounts
receivable and prepaid expenses	545	843	(524)	833	(549)	(164)
Decrease (increase) in inventories	16,776	(8)	768	7,247	(7,822)	(2,334)
Increase (decrease) in trade payables	(2,105)	577	(22,303)	(983)	(15,940)	(4,755)
Increase (decrease) in other accounts
payable and accrued expenses	6,611	(792)	(2,045)	(2,152)	273	81

Net cash provided by (used in) operating
activities	26,080	7,912	(3,470)	(1,352)	9,584	2,861

Cash flows from investing activities:

Purchase of property and equipment	(9,045)	(1,247)	(3,706)	(3,094)	(6,354)	(1,897)
Proceeds from sale of property and equipment	276	10	19	50	71	21
Refund of long-term loan	153	24	83	65	83	25

Net cash used in investing activities	(8,616)	(1,213)	(3,604)	(2,979)	(6,200)	(1,851)

Cash flows from financing activities:

Purchase of equipment with credit	(4,600)	(3,800)	-	(3,800)	-	-
Proceeds from long-term loans from banks	29,000	13,000	-	29,000	-	-
Principal payment of long-term loans
from banks	(27,113)	(6,603)	(6,376)	(12,983)	(13,167)	(3,928)
Short-term credit from banks and others, net	9,258	13,861	13,539	15,194	8,579	2,559
Repurchase of the Company's shares	(23,307)	(23,307)		(23,307)	-	-

Net cash provided by (used in) financing
activities	(16,762)	(6,849)	7,163	4,104	(4,588)	(1,369)

Increase (decrease) in cash and cash
equivalents	702	(150)	89	(227)	(1,204)	(359)
Cash and cash equivalents at the beginning
of the period	1,820	1,743	1,229	1,820	2,522	752

Cash and cash equivalents at the end of the
period	2,522	1,593	1,318	1,593	1,318	393

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

							Convenience Translation (Note 4)
		Year ended December 31, 2006	Three months ended June 30,		Six months ended June 30,		Six months ended June 30, 2008
			2007	2008	2007	2008
		Audited	Unaudited				Unaudited
		N I S					U.S. dollars
		(In thousands)

a.	Non-cash transactions:
	Purchase of property and equipment with
	credit	584	-	-	-	-	-

	Reclassification of Auxiliary equipment
	to inventory	-	(2,500)	-	(2,500)	-	-

b.	Supplemental disclosure of cash flows
	activities:
	Cash paid during the year for:
	Interest	5,523	1,107	1,227	2,330	2,294	684

	Income taxes	40	20	-	40	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

These financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (“IFRS”) in a condensed format as of June 30, 2008 and for the six and three months then ended (“interim consolidated financial statements”). With respect to certain notes, such as disclosures regarding commitments, liabilities, contingent liabilities and such, the interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007, and for the year then ended, which are the Company’s latest annual financial statements prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

The IFRS on the basis of which the accounting policies were determined in the interim consolidated financial statements are the same IFRS that will be in effect or that may be adopted early in the first annual financial statements prepared in accordance with IFRS as of December 31, 2008 and for the year then ended, and are therefore subject to the relevant changes and their effective adoption in the annual financial statements. Accordingly, the accounting policies adopted in the annual financial statements, as far as they are relevant to these interim financial statements, will be definitively determined upon the preparation of the annual financial statements.

The Company first adopted IFRS in 2008 and accordingly, the date of transition to reporting pursuant to IFRS is January 1, 2007. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Israeli GAAP. The Company’s latest annual financial statements prepared in accordance with Israeli GAAP were as of December 31, 2007 and for the year then ended.

See Note 7 for the reconciliations between reporting pursuant to Israeli GAAP and reporting pursuant to IFRS.

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in International Financial Reporting Standard IAS 34 (“Interim Financial Reporting”) and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

Below are the significant accounting policies followed by the Company in these financial statements upon the first-time adoption of IFRS that were consistently applied in all the presented periods:

a.	Basis of presentation of the financial statements:

The Company’s financial statements are prepared on a cost basis, except investment property, land and buildings, derivatives and financial instruments, liabilities for share-based payment arrangements, liabilities for dismantling and evacuating sites, liabilities in respect of employee benefits and assets presented at deemed cost pursuant to IFRS 1, which are measured at fair value.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

a.	Basis of presentation of the financial statements (cont.):

Consolidation of the financial statements:

The consolidated financial statements include the accounts of companies over which the Company has control (subsidiaries). Control is fulfilled when the Company has the ability, directly or indirectly, to outline the financial and operating policy of the controlled company. When reviewing the control, the effect of the potential voting rights that are exercisable as of the balance sheet date, is taken into account. The consolidation of the financial statements commences from the date on which the control begins until the date the control ceases.

Significant inter-company balances and transactions and gains or losses arising from transactions carried out among the Group companies have been eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared for identical dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

b.	Functional and foreign currencies:

1.	Functional and presentation currencies:

The financial statements are prepared in New Israeli Shekels (“NIS”), which is the Company’s functional currency.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group member, including an associate which is presented at equity, and is used to measure its financial position and operating results.

2.	Foreign currency transactions, assets and liabilities:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the date of the balance sheet. Exchange differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currency and presented at fair value are translated into the functional currency using the exchange rate at the date when the fair value was determined.

3.	Index-linked monetary items:

Monetary assets and liabilities linked under various terms to the changes in the Israeli Consumer Price Index (“CPI”) are adjusted at the relevant index at each balance sheet date according to the terms of the agreement. Linkage differences arising from the adjustment are carried to the income statement.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Cash equivalents:

The Company considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

d.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the management of the companies, is doubtful, in addition to a general allowance. Impaired customer debs are written off only after all reasonable collection efforts have been exhausted.

e.	Inventories:

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Costs incurred in bringing each product to its present location and condition is accounted for as follows:

Raw Materials and goods in transit – using the “first-in, first-out” method.

Supplies and packaging material – on the basis of moving – average cost

Work in progress and Finished products – on the basis of computed with allocable indirect manufacturing cost.

The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly. If in a particular period, production is not at normal capacity, the cost of inventories does not include fixed overhead costs in excess of those allocated based on normal capacity. Such unallocated overhead costs are recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

f.	Financial instruments:

Financial assets under the scope of IAS 39 are initially recognized at fair value with the addition of directly attributable transaction costs, other than investments presented at fair value with the changes in fair value carried to profit and loss in respect of which transaction costs are carried to profit and loss.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification into one of the following groups:

—	Financial assets measured at fair value through profit or loss.
—	Held-to-maturity investments.
—	Loans and receivables.
—	Available-for-sale financial assets.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Financial instruments (cont.):

1.	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method taking into consideration the transaction costs and less any provision for impairment. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

2.	Derecognition of financial instruments:

Financial assets:

A financial asset (such as a receivable in a transaction for the sale of a customer debt) is derecognized when:

—	The rights to receive cash flows from the asset have expired;
—	The Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or
—	The Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. A financial liability is settled once the borrower (the Group):

—	Has settled the liability by payment in cash, other financial assets, goods or services, or
—	Is legally dismissed from the obligation.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Financial instruments (cont.):

2.	Derecognition of financial instruments:

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement. If the exchange or modification is immaterial, it is treated as a change in the terms of the original commitment and no gain or loss is recognized from the exchange.

3.	Treasury shares:

Company shares held by the Company and subsidiaries are carried at cost and presented as a deduction from equity. Gains or losses from the purchase, sale, issuance or cancellation of treasury shares are carried directly to equity.

g.	Impairment of financial assets:

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost:

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss carried to the income statement is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

h.	Derivative financial instruments:

The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps (IRS) to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to profit or loss.

The Company maintains derivative financial instruments in order to hedge foreign currency and CPI related risks. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Derivative financial instruments (cont.):

For the purpose of hedge accounting, hedges are classified as:

—	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or
—	Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or
—	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges:

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Investments in associates:

Associates are companies in which the Company exercises significant influence over the operating and financial policies without having control.

The investment in an associate is accounted for using the equity method of accounting. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets and the capital reserves of the associate.

The income statement reflects the share of the results of operations of the associate. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

Losses of associates in amounts which exceed their shareholders’ equity are recognized by the Company to the extent of its investment in the associates with the addition of any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of these associates.

The reporting dates of the associate and the Company are identical and the associate’s accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

j.	Property and equipment:

Fixed assets are stated at cost with the addition of direct acquisition costs, less accumulated impairment losses, less accumulated depreciation and less investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Buildings	8
Machinery and equipment	6 - 10 (mainly 8%)
Motor vehicles and forklifts	15
Office furniture and equipment	6 - 33
Leasehold improvements	over the term of the lease

Leasehold improvements are depreciated using the straight-line method over the lease period (including the extension option held by the Group and intended to be exercised) or based on the expected life of the assets, whichever is shorter.

The residual value and useful life of an asset are tested at least once at year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see (o) below.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Property and equipment (cont.):

The depreciation of the assets is discontinued at the sooner of the date on which the asset is classified as held for sale and the date on which the asset is derecognized. An asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

k.	Intangible assets:

Software:

The Company’s assets include computer systems comprised of hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it is classified as fixed assets. In contrast, self-sufficient software licenses that add another dimension of functionality to the hardware are classified as intangible assets.

l.	Impairment of non-financial assets:

The Company assesses at each reporting date whether events or changes in circumstances indicate that an asset may be impaired. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the income-generating unit of that asset.

Impairment losses are carried to the statement of income in other expenses except impairment of previously revalued property and the revaluation is carried to capital reserve. In such event, the impairment is carried to capital reserve up to the amount of revaluation and the balance is carried to the income statement.

m.	Taxes on income:

Taxes on income in the income statement include current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the income statement other than if they relate to items that are directly carried to equity. In such cases, the tax effect is also carried to the relevant item in equity.

1.	Current income taxes:

The current income tax liability is measured using tax rates and tax laws that are enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred income taxes:

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m.	Taxes on income (cont.):

2.	Deferred income taxes (cont.)

Deferred tax balances are measured using the enacted tax rates expected to be in effect when these taxes are carried to the income statement, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability.

Deferred taxes attributed to items carried directly to equity are also carried to equity.

Deferred tax assets and deferred tax liabilities are presented as non-current assets and non current liabilities, respectively. Deferred taxes are offset if there is a legal enforceable right that allows offsetting a current tax asset against a current tax liability and the deferred taxes refer to the same taxpayer and the same tax authority.

n.	Liabilities in respect of employee benefits:

The Company has several post-employment benefit plans. The plans are usually financed by deposits in insurance companies and are classified as defined contribution plans and defined benefit plans.

1.	Short-term employee benefits:

Short-term employee benefits include salaries, vacation pay, sick leave, recreation and deposits in respect of national insurance rights and are presented as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to pay this amount for a past service rendered by an employee and the amount can be reliably measured.

2.	Post-retirement benefits:

The Company has defined contribution plans pursuant to Section 14 to the Severance Pay Law according to which the Group makes current payments without incurring a legal or constructive obligation to pay additional amounts, even if adequate amounts did not accrue in the funds in order to settle all the employee benefits referring to services rendered by the employees in the current period and in prior periods. Deposits in the defined contribution plan are recorded as an expense upon the deposit simultaneously with receiving the employee’s work services and no additional provision is required in the financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Liabilities in respect of employee benefits:

2.	Post-retirement benefits (cont.):

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The accrued severance pay is presented using the projected unit credit method. The actuarial calculation takes into consideration future salary increases and the rate of employee departure, based on an evaluation of the timing of payment. The amounts are presented based on discounted expected future cash flows at interest rates on Government bonds whose redemption date approximates the period of the liability in respect of the severance pay.

The Company makes current deposits in respect of its severance pay liabilities to certain of its employees in pension funds and insurance companies (“the plan’s assets”).

The cost of severance pay is determined using the projected unit credit method.

All actuarial gains or losses are directly recognized in equity and are included in the retained earning.

The Company’s Accounting policy of actuarial gains (losses) formerly was to recognize it to the income statement as incurred. In connection with comparable numbers presented according with the accounting policy of recognition of actuarial gains (losses) directly in the equity – see note 7.

The liability for severance pay recorded in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan’s assets.

o.	Revenue recognition:

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, the revenue can be reliably measured and the costs incurred or to be incurred in respect of the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Revenues from sale of goods:

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on dispatch of the goods, and the seller does not maintain continuing managerial involvement.

Interest income:

Interest income is recognized on an accrual basis using the effective interest rate method.

Customer discounts:

Current customer discounts are recognized in the financial statements upon receipt and are deducted from sales revenues.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Revenue recognition (cont.):

Customer discounts given at the end of the year and in respect of which the customer is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the customer to said discounts are made.

Customer discounts for which the customer is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the customer during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the customers and on the expected amount of purchases by the customers in the remaining period.

p.	Cost of supplier revenues and discounts:

Cost of sales includes expenses for loss, storage and conveyance of inventories to the end point of sale. Cost of sales also includes impairment losses in respect of inventories, inventory write offs and provisions for slow-moving inventories.

Supplier discounts are deducted from cost of purchase when the conditions entitling to those discounts are met. Certain of the discounts in respect of that portion of the purchases that are added to closing inventories are attributed to inventories and the balance reduces the cost of sales.

Supplier discounts received at the end of the year and in respect of which the Company is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the Company to say discounts are made.

Supplier discounts for which the Company is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the Company during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the suppliers and on the expected amount of purchases from the suppliers in the remaining period.

q.	Earnings (loss) per share:

Earnings per share are computed by dividing the weighted number of Ordinary shares outstanding during the period by the net income attributable to the equity holders of the parent. Basic earnings per share only include shares that were actually outstanding during the period.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Provisions:

Provisions are recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are discounted using a current pre-tax interest rate that reflects, where appropriate, the market’s expectations of the time value of money and in certain cases, the risks specific to the liability.

s.	Disclosure of the effects of new IFRS in the period prior to their adoption:

1.	IFRS 8 – Operating Segments:

IFRS 8 (“the Standard”) discusses operating segments and replaces IAS 14. The Standard applies to companies whose securities are listed or undergoing listing for trade on any securities stock exchange. The Standard will be applicable to annual financial statements for periods commencing after January 1, 2009. The Standard can be applied early. The provisions of the Standard will be applied retrospectively, by restatement, unless the disclosure required is unavailable or impractical to obtain.

The Standard determines that an entity will adopt a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

Furthermore, disclosure is required regarding revenues deriving from the entity’s products or services (or from a group of products and similar services), the countries in which these revenues are derived or the assets or principal customers are located, regardless of whether management uses this information for making operating decisions.

The Company believes that the effect of the new Standard on its current presentation of segments is not expected to be material.

2.	IAS 1 (Revised) – Presentation of Financial Statements:

The revised IAS 1, “Presentation of Financial Statements”, was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together will all other items of recognized income and expense, either in one single statement, or in two liked statements.

The effect of the adoption of IAS 1 (Revised) will require the Company to disclose the above items in the financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Disclosure of the effects of new IFRS in the period prior to their adoption (cont.):

3.	IFRS 3 (Revised), “Business Combinations” and IAS 27 (Revised), “Consolidated and Separate Financial Statements”:

The revised Standards were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 (Revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss.

Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

The Company estimates that the Standards are not expected to have a material effect on its financial position, operating results and cash flows.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	STATEMENT OF CHANGES IN SHARHOLDERS’ EQUITY

	Six months ended June 30, 2008
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity

	(In thousands)

Balance at the beginning of the period (audited)	23,716	45,413	(392)	80,211	(27,565)	121,383

Total recognized expenses	-	-	(8,438)	(871)	-	(9,309)

Balance at the end of the period (unaudited)	23,716	45,413	(8,830)	79,340	(27,565)	112,074

	Six months ended June 30, 2007
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)

Balance at the beginning of the period (audited)	23,716	45,413	-	72,871	(4,258)	137,743

Total recognized income	-	-	-	1,449	-	1,449

Repurchase of company shares	-	-	-	-	(23,307)	(23,307)

Balance at the end of the period (unaudited)	23,716	45,413	-	74,320	(27,565)	115,884

	Three months ended June 30, 2008
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)
	Unaudited

Balance at the beginning of the period	23,716	45,413	(8,210)	81,626	(27,565)	114,980

Total recognized expenses	-	-	(620)	(2,286)	-	(2,906)

Balance at the end of the period	23,716	45,413	(8,830)	79,340	(27,565)	112,074

	Three months ended June 30, 2007
	Share Capital	Share Premium	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)
	Unaudited

Balance at the beginning of the period	23,716	45,413	73,328	(4,258)	138,199

Total recognized income	-	-	992	-	992

Repurchase of company shares	-	-	-	(23,307)	(23,307)

Balance at the end of the period	23,716	45,413	74,320	(27,565)	115,884

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	STATEMENT OF CHANGES IN SHARHOLDERS’ EQUITY (CONT.)

	Year ended December 31, 2007
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)
	Audited

Balance at the beginning of the year	23,716	45,413	-	72,871	(4,258)	137,742

Total recognized income (expenses)	-	-	(392)	7,340	-	6,948

Repurchase of company shares	-	-	-	-	(23,307)	(23,307)

Balance at the end of the year	23,716	45,413	(392)	80,211	(27,565)	121,383

	Six months ended June 30, 2008
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	Convenience translation into U.S. dollars (Note 4)
	(In thousands)

Balance at the beginning of the period (audited)	7,075	13,548	(117)	23,929	(8,223)	36,212

Total recognized expenses	-	-	(2,517)	(260)	-	(2,777)

Balance at the end of the period (unaudited)	7,075	13,548	(2,634)	23,669	(8,223)	33,435

NOTE 4:	–	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2008 and for the six months then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 3.352). The translation was made solely for the convenience of the readers. It should be noted that the reported New Israel Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated US Dollar figures should not be construed unless otherwise indicated in these statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	OPERATING SEGMENTS DATA

The Company operates in two operating segments, the manufacturing of shipping containers, consumer packaging products and packaging wooden pallets and boxes, (see Note 1a in the annual financial statements for a brief description of the Company’s business) and follows the requirements of Accounting Standard No. 11 “Segment Reporting”.

	Six months ended June 30, 2008 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	182,058	35,051	-	217,109
Intersegment sales	3,606	1,526	(5,132)	-

Total revenues	185,664	36,577	(5,132)	217,109

Segments operating income (loss)	(2,887)	1,289		(1,598)

	Six months ended June 30, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	196,595	35,974	-	232,569
Intersegment sales	4,179	847	(5,026)	-

Total revenues	200,774	36,821	(5,026)	232,569

Segments operating income	2,610	1,647		4,257

	Three months ended June 30, 2008 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	83,719	16,412	-	100,131
Intersegment sales	1,644	692	(2,336)	-

Total revenues	85,263	17,104	(2,336)	100,131

Segments operating income (loss)	(3,817)	619		(3,198)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	OPERATING SEGMENTS DATA (CONT.)

	Three months ended June 30, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	92,125	18,507	-	110,632
Intersegment sales	2,406	273	(2,679)	-

Total revenues	94,531	18,780	(2,679)	110,632

Segments operating income	2,293	1,023		3,316

	Year ended December 31, 2007 (audited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	398,089	73,339	-	471,428
Intersegment sales	8,133	1,981	(10,114)	-

Total revenues	406,222	75,320	(10,114)	471,428

Segments operating income	9,748	4,257		14,005

	Six months ended June 30, 2008 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Convenience translation
	U.S. dollars
	(In thousands)

Revenues:
Sales to external customers	54,313	10,457	-	64,770
Intersegment sales	987	544	(1,531)	-

Total revenues	55,300	11,001	(1,531)	64,770

Segments operating income (loss)	(860)	384		(476)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	SIGNIFICANT EVENTS DURING THE PERIOD OF THE FINANCICAL STATEMENT

a.	In April 2008, The Company decided to file a law suit against a certain supplier as a result of his failure to provide the Company an ERP system. The Company, based on its legal council opinion, believes that all direct costs paid to the supplier, in the amount of NIS 1,706 thousands will be returned in a very high probability, and all indirect costs have decent chances to be repaid. As a result the Company recorded a long term receivable in the amount of NIS 1,706 thousands, regarding the direct amount to be receivable in the low suit, and impairment of intangible asset in the amount of NIS 2,127 thousands.

b.	In April 2008, as a result of a fire in the Company’s Ashkelon site, 11 machines and inventory burned down completely including the site facility. The Company rcorded an impairment of fixed assests in the amount of NIS 0.8 Million and inventory write-off of NIS 1.1 Million. The Company is insured against all risks of physical loss or damage (including also any delays damages). The Company’s insurance policy includes a self – participation in the amount of $ 175 thousands. In June the Company had received 3.4 Million NIS in advance remuneration payment from the insurer and have ordered 11 folding machines and its accessories to replace the burned machinery.

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS

As described in Note 2a, these interim financial statements are the Company’s first interim financial statements prepared in accordance with IFRS. The Company first adopted IFRS in 2008 and accordingly, the date of transition to reporting pursuant to IFRS is January 1, 2007. The Company prepared an opening balance sheet as of the date of transition to IFRS reporting.

Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Israeli GAAP. The Company’s latest interim financial statements prepared in accordance with Israeli GAAP were as of September 30, 2007 and for the nine and three months then ended. The Company’s first annual financial statements prepared in accordance with IFRS will be for December 31, 2008 and for the year then ended.

Accordingly, the Company presents the following reconciliations between the amounts reported under Israeli GAAP and amounts reported under IFRS as of January 1, 2007 (the transition date to IFRS reporting), as of December 31, 2007 and for the year then ended, and as of June 30, 2007 and for the six and three months then ended.

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date is to be applied retrospectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

a.	Reconciliations to balance sheets:

		January 1, 2007			June 30, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Note	NIS in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		1,820	-	1,820	1,593	-	1,593	2,522	-	2,522
Trade receivables		163,276	-	163,276	180,939	-	180,939	185,153	-	185,153
Other accounts receivable	c	3,574	(500)	3,074	2,741	(500)	2,241	2,546	-	2,546
Inventories		71,925	-	71,925	66,678	-	66,678	55,149	-	55,149

Total current assets		240,595	(500)	240,095	251,951	(500)	251,451	245,370	-	245,370

NON-CURRENT ASSETS:
Long term receivables		311	-	311	246	-	246	141	-	141
Severance pay fund, net	d1	133	1,330	1,463	110	864	974	-	623	623
Investments in affiliated company		8,368	363	8,731	8,276	331	8,607	8,378	273	8,651
Fixed assets, net		84,916	-	84,916	76,345		76,345	72,454	-	72,454
Intangible assets		1,997	-	1,997	2,450	-	2,450	2,127	-	2,127

Total non current assets		95,725	(807)	97,418	87,427	1,195	88,622	83,100	896	83,996

Total assets		336,320	1,193	337,513	339,378	695	340,073	328,470	896	329,366

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others		31,856	-	31,856	49,989	-	49,989	42,505	-	42,505
Trade payables		93,544	-	93,544	88,761	-	88,761	87,423	-	87,423
Other accounts payable	d3	17,395	(550)	16,845	15,306	(613)	14,693	17,631	(441)	17,190
Derivative instruments liabilities		-	-	-		-	-	537		537
Provision for Tax		-	-	-	-	-	-	3,993	-	3,993

Total current liabilities		142,795	(550)	142,245	154,056	(613)	153,443	152,089	(441)	151,648

Long-Term Liabilities
Long from banks		48,170	-	48,170	61,363	-	61,363	49,376	-	49,376
Liabilities in respect of employee
benefits, net		-	-	-	-	-	-	298	(298)	-
Deferred taxes	d2	9,336	20	9,356	9,504	(121)	9,383	6,614	345	6,959

Total Long-Term Liabilities		57,506	20	57,526	70,867	(121)	70,746	56,288	47	56,335

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

a.	Reconciliations to balance sheets (cont.):

		January 1, 2007			June 30, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Note	NIS in thousands

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716	23,716	-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413	45,413	-	45,413
Treasury shares		(4,258)	-	(4,258)	(27,565)	-	(27,565)	(27,565)	-	(27,565)
Retained earnings		71,148	1,723	72,871	72,891	1,429	74,320	78,921	1,290	80,211
Other capital reserves		-	-	-	-	-	-	(392)	-	(392)

TOTAL EQUITY		136,019	1,723	137,742	114,455	1,429	115,884	120,093	(*)1,290	121,383

Total liabilities and equity		336,320	1,193	337,513	339,378	(695)	340,073	328,470	896	329,366

(*)	Certain amounts (NIS 1.7M) presented at the reconciliation note in the 2007 financial statements, were classified to the 12 months ended December 31, 2007 income regarding employee benefits expenses, instead of cumulative earnings as of January 1, 2007. The presentation was corrected in these financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

b.	Reconciliations to profit or loss:

		Three months ended June 30, 2007			Six months ended June 30, 2007			Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
		Unaudited						Audited
	Note	NIS in thousands

Revenues from sales		110,632	-	110,632	232,569	-	232,569	471,428		471,428

Total revenues		110,632	-	110,632	232,569	-	232,569	471,428		471,428

Cost of sales		97,629	(197)	97,432	207,324	403	207,727	416,951	(232)	416,719

Total cost of sales and services		97,629	(197)	97,432	207,324	403	207,727	416,951	(232)	416,719

Gross profit (loss)		13,003	197	13,200	25,245	(403)	24,842	54,477	232	54,709

Other income	f	-	-	-	-	-	-	-	102	102
Selling and marketing expenses		5,904	-	5,904	12,563	-	12,563	24,185	-	24,185
General and administrative expenses		3,980	-	3,980	8,022	-	8,022	16,621	-	16,621

Operating income (loss)		3,119	197	3,316	4,660	(403)	4,257	13,671	334	14,005

Gain from sale of fixed assets, net		9	-	9	49	-	49	337	(102)	235
Financial income	e	-	141	141	-	550	550	-	1,783	1,783
Financial expenses		(2,156)	(141)	(2,297)	(2,706)	(550)	(3,256)	(4,329)	(1,783)	(6,112)
Equity in earnings (losses) of
associates, net		(98)	8	(90)	(92)	(32)	(124)	10	(334)	(324)

Income before taxes on income		874	205	1,079	1,911	(435)	1,476	9,689	(102)	9,587
Taxes on income		48	39	87	168	(141)	27	1,916	15	1,931

Income after taxes on income		826	166	992	1,743	(294)	1,449	7,773	(117)	7,656

Net income		826	166	992	1,743	(294)	1,449	7,773	(117)	7,656

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

c.	Deferred taxes:

According to Israeli GAAP, deferred taxes in a total of approximately NIS 500 thousand were presented in current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, the balances of deferred taxes are presented in long-term investments and liabilities, respectively.

d.	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee’s last monthly salary multiplied by the number of employment years at each balance sheet date using the shut down method and severance pay funds are measured at their redemption values at each balance sheet date.

1.	According to IAS 19, “Employee Benefits”, the Company’s and affiliates benefit plan is considered a Defined benefit plan and requires it to present the severance pay liability on an actuarial basis. The actuarial calculation takes into consideration future salary increases and the percentage of employee retirement based on the evaluation of payment timing.

The employee benefit plan assets are measured at fair value.

The actuarial Liabilities were based on Governments bonds interest, because the Company believes that there is no wide market for Concerns’ bonds in Israel.

The capitalization interest issue is being examined and it might be decided that the proper capitalization interest in Israel should be based on Concerns’ bonds.

If this decision will be taken the numbers that were calculated and considered in this note will be effected due to calculations based on higher interest rate. It will cause a decrease in the actuarial Liabilities in the one hand and increase in the current finance expenses related to actuarial Liabilities on the other hand.

2.	Upon the transition to IFRS, the balance of accrued severance pay has decreased by approximately NIS 859 thousand and NIS 767 thousand, the employee benefit and remuneration plan assets have increased by approximately NIS 1,361 and NIS 883 thousand and the deferred tax reserve has increased by approximately NIS 560 and NIS 410 thousand in such a manner that the net difference between the net liability as of December 31, 2007 and March 31, 2007respectively amounts to a decrease of approximately NIS 1,660 and NIS 1240 thousand (net of income taxes of approximately NIS 560 and NIS 410 thousand).

3.	Employees provision for vacation is differed in IFRS since according to Israeli GAAP social security cost part of the provision.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

e.	Financial income and expenses:

According to Israeli GAAP, financial income and expenses, net are presented in the income statement. According to IFRS, financial income should be disclosed separately from financial expenses in the income statement and accordingly, the Company recorded financial expenses of approximately NIS 6,112 and NIS 2,297 thousand and financial income of approximately NIS 1,783 and NIS 141 thousand for the year ended December 31, 2007 and for three months ended June 30,2007 respectively.

f.	According to ISGAAP all other income are recorded in the net income, whereas in the IFRS only capital gain should be recorded in the operating income.

NOTE 8:	–	SUBSEQUENT EVENTS

On July 10th AIPM, (owns about 36% of the company’s shares) have signed a shares purchase agreement with Mr. Robert Kreaft, (owns about 49% of the company’s shares) and other shareholders to purchase their shares at a cost of $20.77M USD. The transaction is subject to the antitrust authority approval and all other formal approvals if needed.

Should the transaction be approved AIPM will own about 89% of the company’s shares.